Filed pursuant to Rule 253(g)(2)

File No. 024-11836

OFFERING CIRCULAR DATED FEBRUARY 28, 2023 OF

ONEDOOR STUDIOS ENTERTAINMENT PROPERTIES LLC

4320 Modoc Road, Suite F
Santa Barbara, CA 93110
Tel: (805) 380-7731

www.onedoorstudios.com

UP TO 150,000 CLASS A PROFITS UNITS OF

ONEDOOR STUDIOS ENTERTAINMENT PROPERTIES LLC

SERIES CALCULATED SEQUELS

SEE "SECURITIES BEING OFFERED" AT PAGE 28

MINIMUM INVESTMENT: $100.00 (1 CLASS A PROFITS UNIT)

	Price to Public	Commissions (1)	Proceeds to Issuer Before Expenses (2)
Per Class A Profits Unit:	$100	$1	$99
Total Minimum (3):	n/a	n/a	n/a
Total Maximum:	$15,000,000	$150,000	$14,850,000

(1) The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. This includes the 1% commission but it does not include the one-time expense allowance of $5,000, or consulting fees of $20,000 payable by the Company to Dalmore. See “Plan of Distribution” for details.

(2) The Company expects the amount of expenses it will pay in connection with this Offering, assuming the maximum amount of the Offering is sold, to be approximately $646,140. See "Use of Proceeds" below.

(3) An Offering Statement on Form 1-A related to an offering of units of Series Calculated Sequels was originally qualified on September 6, 2022 and included a minimum offering amount. The Company eliminated the minimum offering amount as well as the use of an escrow agent in its Post-Qualification Amendment No.1 filed on October 24, 2022.  As a result of the elimination of the minimum offering amount, the original offering was terminated.  The initiation of a new offering of Class A Profit Units can occur only after all investor funds from the original offering have been returned and in connection with the qualification of a Post-Qualification Amendment to the Company Offering Statement.  The Company did not receive any subscriptions or investor funds in connection with the original offering.

The Profits Units offered hereby are non-voting.  Our Manager, as the only holder of voting Membership Units in the Series, has sole voting power over all decisions affecting the Series and your Profits Units. Investors will not be entitled to any vote or consent on almost all matters, including to remove the Manager for cause or for any amendment that would have a material adverse effect on the rights or preferences of your Units, including your right to receive any preferred returns or to share in the profits of the Series.

This offering (this "Offering") will terminate at the earlier of (i) the date at which the maximum offering amount of all Profits Units has been sold, (ii) the date at which the Offering is earlier terminated by the company, in our Manager’s sole discretion or (iii) the date that is three years from this Offering being qualified by the United States Securities and Exchange Commission (the “Commission” or “SEC”). At least every 12 months after this offering has been qualified by the SEC the Company will file a post-qualification amendment to include the Company’s recent financial statements. In addition, the Company intends to periodically file a post-qualification amendment to include profits units of additional Series in this Offering.

i

This Offering is being conducted on a best-efforts basis. The Company has not engaged an escrow agent for this Offering. There is no minimum number of shares that needs to be sold in order for funds to be released to the Company and for this Offering to close, which may mean that the Company does not receive sufficient funds to cover the cost of this Offering. The Company may undertake one or more closings on a rolling basis, as detailed below. As of each closing, funds tendered by Investors in connection with such closing will be immediately available to the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THIS OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE ANY INVESTOR PAYS IS MORE THAN 10% OF THE GREATER OF SUCH INVESTOR'S ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT AN INVESTOR'S INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, SUCH INVESTOR IS ENCOURAGED TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A ("REGULATION A") PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FOR GENERAL INFORMATION ON INVESTING, REFER TO www.investor.gov.

This Offering is inherently risky. See "Risk Factors" on page 5.

Offers of these securities, following re-qualification, commenced on approximately February 28, 2023.

The Company is following the "Offering Circular" format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

NOTICE TO FOREIGN INVESTORS

WITH RESPECT TO ANY INVESTOR THAT (A) IS NOT A U.S. RESIDENT AND (B) IS LOCATED OUTSIDE THE U.S. AND ITS TERRITORIES (A "FOREIGN INVESTOR"), THIS OFFERING CIRCULAR AND ANY RELATED MATERIALS ARE TRANSMITTED TO YOU ACCORDING TO APPLICABLE U.S. SECURITIES LAWS AND REGULATIONS. THE SECURITIES CONTEMPLATED HEREIN ARE NOT REGISTERED, AND SHALL NOT BE REGISTERED, WITH ANY FOREIGN REGULATOR, AND FOREIGN INVESTORS ARE RESPONSIBLE FOR ADHERING TO THE RELEVANT SECURITIES, INVESTMENT, AND FINANCIAL SERVICES LAWS AND REGULATIONS IN THEIR RESPECTIVE JURISDICTIONS.

In this Offering Circular, the terms "OneDoor Studios Entertainment Properties," “we,” “us” or "the Company" refer to OneDoor Studios Entertainment Properties LLC, a Delaware series limited liability company, and “SCS” refers to OneDoor Studios Entertainment Properties LLC Series Calculated Sequels, the initial series of the Company. Further, references to "Investor" refers to investors in this Offering.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE EXPERIENCE OF, BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, WORDS LIKE "ESTIMATE," "PROJECT," "BELIEVE," AND "EXPECT" CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S EXPERIENCE AND CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE ITS FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

The company is not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because the company is not registering its securities under the Exchange Act.  Rather, the company will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which the company’s offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, the company may immediately suspend its ongoing reporting obligations under Regulation A.

If and when the company becomes subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during its last fiscal year, it will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, the company:

●will not be required to obtain an auditor attestation on its internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●will not be required to provide a detailed narrative disclosure discussing its compensation principles, objectives and elements and analyzing how those elements fit with its principles and objectives (commonly referred to as “compensation discussion and analysis”);

●will not be required to obtain a non-binding advisory vote from its unit holders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

v

●may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

The company intends to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. The company’s election to use the phase-in periods may make it difficult to compare its financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, the company may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after its initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that the company no longer meets the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that the company would cease to be an “emerging growth company” if it has more than $1.07 billion in annual revenues, have more than $700 million in market value of its common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that the company may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere herein. Prospective investors should read the entire Offering Circular and carefully consider, among other things, the matters set forth in the section captioned "Risk Factors." Investors are encouraged to seek the advice of their attorneys, tax consultants, and business advisors with respect to the legal, tax, and business aspects of an investment in the Securities. All references in this Offering Circular to "$" or "dollars" are to United States dollars.

Company Overview

OneDoor Studios Entertainment Properties was founded in 2021 to open the door for everyone to have an opportunity to invest in studio-level motion picture and television series projects. Coordinating with leading global territory distributors, the Company intends to develop motion pictures and television series that successfully compete on global box-office and other sized screens.

The Company’s initial Series, SCS, is currently developing three feature-length motion pictures or streaming series based on the three sequel novels (each a "Project") that follow the book Calculated, the first novel in this four-book series. This Offering is for Class A Profits Units (the "Securities" or "Profits Units") of SCS, a registered series of the Company (SCS along with each other series of the Company, if any, a "Series").  SCS expects to develop Simulated, Activated, and Liberated, the three sequels to Calculated.

Business Process

The process of making a film or television series involves three major stages: development, production and distribution / promotion.  The business of SCS is to develop up to three film Projects with the expectation that the rights, title and interest to each fully-developed Project would then be purchased by a company formed by our Manager to produce the Project for distribution.  The form of purchase agreement between SCS and the production company provides that the purchase price for a project will be equal to 1.12 times the total development funding provided by investors in SCS.  The Series would also be entitled under the purchase agreement to 50% of the profits generated by the production company. Please see the form of purchase agreement, attached as an exhibit to the Offering Statement of which this Offering Circular forms a part, for the terms upon which SCS would sell a Project to the Manager-affiliated production company.

Following successful film-industry business models, the Company believes separating each Project's development, from its production provides each project the business and creative time and financial resources during the development period to enable the Project to become creatively mature and completely ready for production.

The development (“greenlighting”) process to reach a fully developed Project consists of the following key steps:

•Purchasing the literary rights and motion picture option of an existing literary work, if applicable;

•Hiring A-list (studio-level) screenwriters to best position each motion picture's script to become acceptable to major distributors;

•Attaching a director and cast for the project that typically would be pre-approved by major potential distributors for the project;

•Securing a customary production completion bond to guarantee the film is produced on time and on budget; and

•Packaging the Project to provide sufficient collateral to enable the production company to secure bank financing for its complete production budget, currently estimated to be $60,000,000.

Following its purchase of all right, title and interest in a Project, the production company is obligated, under the proposed form of purchase agreement, to:

•Produce the project’s feature film, series or other audiovisual depictions;

•Exploit the rights, title and interests in and to the project, worldwide; and

•Collect and account for all profits, and manage the disbursement to all profit participants.

Our Manager, as the owner of the production company, will be principally responsible to oversee and otherwise manage the Project from the time of its purchase by the production company.  It will be obligated under the purchase agreement to use commercially reasonable best efforts to govern the production company and the project’s global exploitation with the highest fidelity, in order to optimize all aspects of the project’s production and global distribution for the benefit of the Series, its investors, and all other profit participants in the Project.

Together, we believe the above process produces higher quality, more audience-satisfying projects and may mitigate investor risk of loss from each project by taking into account financing and distributor requirements beginning at the development stage.  This bifurcated structure also provides a means of making distributions to investors from the proceeds of the sale of a project, conditioned on the production company’s securing production financing, while remaining entitled to share in the profits from the exploitation of the project by the production company. This process is similar to that developed and used by studios and major independent production companies. The Company’s goal is that each project's projected net global profits will be at least twice its production costs, although there can be no assurances that any project will be successfully developed, financed and sold, or that, if produced, it will be successfully exploited to generate profits.

The Company expects SCS to earn revenue initially from the sale of the rights, title and interest in each Project and then from its share of the profit generated by the production and global exploitation of each Project and all other related products and licenses.

Our Series LLC Structure

The Company is organized as a series limited liability company pursuant to Section 18-215 of the Delaware Limited Liability Company Act. This structure allows the Company to provide investors with the ability to invest in distinct motion picture projects (or, as in the case of SCS, a fixed slate of Projects) instead of investing in the entire Company. Though this Offering is only with respect to SCS, the Company is currently preparing and intends to offer additional film and television projects in the future, through other Series of the Company.

OneDoor Studios LLC (our “Manager”) is the manager of the Company and each Series.  As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. This would include all contractual obligations of a Series such as the obligations to pay fees to our Manager under our Amended and Restated Series Limited Liability Company Agreement dated as of January 6, 2023 (“Operating Agreement") and the Series Agreement of the relevant Series (each a “Series Agreement”). This would also include the portion of any shared fees, costs or expenses that have been allocated among Series by our Manager.

Compensation Paid to our Manager

SCS will not pay any compensation to the Manager other than the Manager’s right to receive 50% of the Distributable Cash of SCS following the payment in full of the preferred returned to which holders of SCS profits units are entitled as discussed under “Securities Being Offered.”

The Current Offering

Securities Being Offered:

We are offering up to 150,000 Class A Profits Units of OneDoor Studios Entertainment Properties LLC Series Calculated Sequels, or SCS, at price of $100 per Unit.

SCS is a separate Series of our Company for purposes of assets and liabilities. The Profits Units being offered hereby are non-voting except with respect to certain matters set forth in our Operating Agreement, the Series Agreement for this Series and the applicable Series Designation. The purchase of Profits Units is an investment only in SCS and not an investment in our Company as a whole.

.
Units Outstanding Before this Offering:	SCS has 9,424.61 Class CF Profits Units and 0 Class A Profits Units outstanding as of the date hereof. See “Securities Being Offered” for more information.

Preferred Return

Each Investor in Class A Profits Units would be entitle to receive aggregate preferred returns, payable on a pro rata basis with holders of Class CF Profits Units and in priority to any other distributions or the payment of the Service Fee to the Manager, in an amount determined by the number of Projects that are successfully developed and sold to a production company, as follows:

•Following the first sale of a Project by SCS, a preferred return equal to 36.66% of such Profits Member’s total Capital Contributions (i.e. his or her original aggregate purchase price) related to such Class A Profits Units,

•Following the second sale of a Project by SCS, a preferred return equal to 73.32% of such Profits Member’s total Capital Contributions related to such Class A Profits Units, and

•Following the third sale of a Project by SCS, a preferred return equal to 110% of such Profits Member’s total Capital Contributions related to such Class A Profits Units.

For example, if SCS only sells one Project to a production company and fails to sell any other Projects, the total amount of the preferred return payable to a holder of Class A Profits Units that he or she purchased for $1,000 would be equal to $366.60, or 36.66%, and if all three Projects are sold, the total amount of his or her preferred return would be equal to $1,100.00.

The sale of a Project to a production company will only occur once the Project has been fully developed and packaged (i.e. securing a screenwriter, distributor-approved director and cast and production completion bond) to provide sufficient collateral to secure production financing for the production company, currently estimated to be $60,000,000 per Project.

See “Securities Being Offered” for more detailed information.

Profit Distributions and our Manager’s Service Fee

Investors in Class A Profits Units will be entitled to receive, on a pro rata basis with holders of Class CF Profits Units, 50% of the Distributable Cash (as defined under “Securities Being Offered”) of the Series.  The Manager will be entitled to receive the other 50% of Distributable Cash as a Service Fee.

Distributions of Distributable Cash will only be made after the Series has either issued the maximum number of Class A Profits offered hereby (or has otherwise determine to cease issuing additional SCS Profits Units) and the preferred return payable with respect to all SCS Profits Units has been paid in full.

Under the form of purchase agreement for each Project, the Series itself would be entitled to receive 50% of the profits of the distribution company, if any.  The Manager will evaluate Distributable Cash at such intervals as it determines in its sole discretion.

Minimum and Maximum Subscription:

The minimum subscription by an Investor is one Profit Interest and the maximum subscription by any Investor is for 10% of the total outstanding Units of a Series, which may be waived by our Manager in its sole discretion. See “Plan of Distribution” for additional information.

Use of Proceeds:

The proceeds received from this Offering, after paying for the fees and expenses associated with this Offering, will be used to fund development of the films, principally by turning the script for each film Project into a production-ready "shooting script" and attaching, if practicable, an A-list director, actor, and other talent to the Project. Thus, in addition to fees and expenses of this Offering, working capital, and reserves, the proceeds will be used to pay for literary rights, motion picture options and writing fees, director and actor production retainers, production manager and casting director fees, marketing and distribution expenses, and development talent and professional fees.

RISK FACTORS

This section identifies risks that are specific to the Company's business and financial condition. The Company is also subject to the risks common to all development, production, and distribution companies in the entertainment industry, including those that all companies are exposed to. These risks include, but are not limited to, risks relating to economic downturns, political and economic events, and natural disasters. Additionally, development-stage companies are inherently riskier than more developed companies. Investors should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business

We have a limited operating history which makes it difficult to evaluate our business and prospects.

The Company's limited operating history makes evaluating the business and future prospects difficult and may increase the risk of investment. While the principals of Company's Manager have deep experience in film development, production, and distribution, the Company was only formed on December 20, 2021 and SCS was only formed on January 10, 2022. Therefore, the Company has limited history that prospective investors can use to evaluate its performance. Although the Manager's principals have extensive experience in the Company's industry, each motion picture Project is unique from all other projects. Past performance is not necessarily indicative of future results.

The Projects may not be successfully developed, produced or distributed and the Company may not generate profits or be able to make distributions to Investors.

There can be no assurance that all or any of the motion picture Projects will produce profitable results. The Company's development approach may not be successful in realizing the Company's objectives.

The Company's financial success is dependent on a number of factors both within and beyond its control. The market appeal and profitability of each Project depends upon the creation of compelling campaigns, the purchase of adequate advertising saturation, the execution of social media campaigns, and acceptance by audiences and critics, all of which require skills and none of which can be delivered with certainty. Only a small percentage of film and television projects are distributed, and even those projects that are distributed are not always profitable. Any Project developed by the Company, whether alone or in conjunction with the other Projects, may not generate sufficient revenue from its distribution and other exploitation to generate a profit, repay development expenses or provide any return to Investors. It is possible the Company could incur significant development and operating costs with respect to a Project without ever reaching a sale and/or distribution agreements with respect to the Project. No assurance can be given that the efforts by the Manager or its principals with respect to the Projects will ultimately be profitable.

The Company was only recently formed and is subject to various risks associated with new businesses. Though the Manager's principals have previously developed other film and television projects, the Company and its Manager lack a "track record" in the entertainment industry, which could pose additional obstacles to the Company's business.

The Company intends to sell each developed Project, at its development conclusion, to a separate production company established for the purpose of producing a single Project, which sale is expected to be made to a special purpose entity owned by the Manager for a fixed price, all of which depends upon the ability of the Manager and its affiliates to obtain the financing necessary to purchase each of the developed Projects at that price and to cover the costs of production. Further, once a Project has been produced, the Company's share of future income from the exploitation of each Project may vary substantially. If these affiliated development companies are unable to obtain sufficient financing to purchase the Projects from SCS and produce the related films, SCS may never generate sufficient funds to make any distributions to Investors.  Furthermore, even if produced, a Project may not ultimately generate any net profits.

The terms on which we have agreed to sell a fully developed Project to a production company affiliated with our Manager may not be as favorable as a sale to any unaffiliated producer or distributor.

The Company intends to sell all rights, title, and interest to each fully-developed Project to a special purpose entity owned by the Manager, conditioned on receipt by such entity of production financing. While the Company and the Manager determined the pricing terms, set at a multiple of 1.12 times the total development funding received from investors in the relevant Series, at a level sufficient to pay preferred returns to investors, there is a risk that the Projects could have been sold for more favorable pricing terms to an unaffiliated producer or distributor.

The ability of any Project to generate profits will be dependent on securing distribution arrangements with third party distributors.

The commercial success of a Project depends on obtaining one or more distribution agreements with one or multiple distributors for that Project. Distributors considering such an arrangement will conduct their own internal "greenlight" study or valuation of the Project.  There is no guarantee any of the Projects will successfully secure distributors, which would have a material adverse effect on the profitability of SCS and its ability to pay distributions to Investors.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may invest in projects that end up losing money.

SCS’s concentration in three specific Projects within the same genre and based on a single book series may increase our risk of loss compared to more diversified development companies.

Other, larger film and television development and production businesses may be able to partially reduce their risk of incurring operating losses by simultaneously developing numerous projects that span multiple genres, audiences, markets, and platforms. The Projects to be developed by SCS consist of only three motion picture Projects (all adapted from the same novel series). This concentration makes an investment in SCS more susceptible to the risk of loss if a particular motion picture Project is unsuccessful.

Entertainment projects can be risky, and often budgets run over.

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run which could reduce or even eliminate any profits and, therefore, our ability to make distributions to Investors.

If we are unable to raise the maximum offering amount in a timely manner or at all, we will likely need to secure additional financing.

If we are unable to raise the maximum offering amount in a timely manner or at all, we will likely need to secure additional financing, which may include issuing addition interests in the Series or obtaining debt financing. While this Offering is ongoing, we may seek debt financing to manage our cash flow or accelerate the development of one or more Projects. If such debt is secured by rights to a Project and the Company is unable to meet its obligations under the financing arrangements, the secured party may be able to foreclose on its rights to the Project or the Company may be forced to dispose of the Project prematurely. These occurrences could force the Company to incur substantial losses.  Additionally, we may raise additional equity within a Series and the terms of such financing may be more or less favorable than the terms of the Securities, as determined by the Manager in its sole discretion. There can be no assurance that additional financing, if required, will be available to the Company.

Because the development and production of film and television projects can take several years or more, a significant amount of time may elapse between raising funds for development of the Projects and the receipt of revenue by a Series.

The development and production of film and television projects can take several years or more. A significant amount of time may elapse between raising funds for development of the Projects and the receipt of revenue by a Series. Other investment opportunities may offer greater returns after discounting for time. Furthermore, the longer the Company spends developing the Projects (and the longer the Manager spends producing the Projects), the probability of experiencing other risks described in this section will increase.

We are dependent on the skills, judgment and expertise of the principals of our Manager and other talent providers.

The authority to make all business decisions is vested in the Manager and is primarily carried out by the Manager's principals. The Company's operations substantially depend upon the skill, judgment, and expertise of these principals of the Manager. In the event of any of their death, disability, or departure, the business of the Company could be adversely affected. The Manager and its principals will devote such time and effort as it deems necessary for the efficient conduct of the Company's business. However, the Manager and its principals are involved with other entertainment production activities and will not devote all of their time to the business of the Company.

The Company also depends on other entertainment talent providers, who may or may not have yet been engaged by the Company, and who generally will not be investors in the Company or any of its Series. Though our Manager and its principals maintain relationships with a broad array of industry veterans, the loss of any independent talent providers, particularly members of the development team, could adversely affect the Company's ability conduct its operations and realize its projections.

We may not be able to protect all our intellectual property.

Our profitability may depend in part on our ability to effectively protect our intellectual property including any original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of any original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.  Furthermore, we may not have the resources to defend our intellectual property rights from theft or infringement.

Risks Related to the Company's Industry

The failure of the Manager and its principals to navigate the complexities of the motion picture business successfully could have a materially adverse effect on the Company and its Series.

The motion picture business is complex. Negotiating with major motion picture directors and performing talent is a sophisticated process. Likewise, negotiating a position for a Project on distributor release schedules in "major territories" is logistically challenging. Negotiating production-incentive relationships, brand relationships, ancillary rights, international licensing and pre-sales of a Project, qualifying a Project for production completion bonds, and "banking" a Project's respective licenses and contracts are complex processes that are highly reliant on the expertise and personal relationships of the Manager and its principals.  The failure of the Manager and its principals to navigate these complexities successfully could have a materially adverse effect on the Company and its Series.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our or our affiliated production company’s operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business and to a greater extent our production company’s business is subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible to meet the development or production schedule, could result in significant cost increases and could decrease demand for our projects. To the extent the entertainment industry is impacted by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.

In addition, as an early stage startup, we rely on investments to fund our business. To the extent our investment flow is interrupted by disasters and/or the effect they have on the economy, our ability to maintain operations could be severely hampered.

In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, its impact on the global economy as well as the impact on our current and potential investors, customers, employees, vendors, and industry events, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to further limit operations and/or substantially modify our business practices. Please see the subsection “COVID-19” in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Our industry is highly competitive; we may not be able to compete effectively for talent; and any Project, if developed, may not be able to successfully compete with other media content.

Motion picture, streaming, and television content development, production, and distribution are highly competitive. Industry competitors include other companies developing and producing such content and other forms of entertainment media. The Company's primary competitors are "major" film studios, numerous independent motion picture, streaming, and television production companies, television networks, and subscription-based television services, all of which will compete with the Company in certain topical or popular genres, the services of writers, performing artists, directors, producers, and other creative and technical personnel, and production financing. Many of these competitors have significantly greater financial and other resources than the Company.

For any Project, it is possible that the unique writing, acting, or directing talent necessary for such Project may be unavailable or that the Company is unable to successfully negotiate for the services of such personnel.  Furthermore, obtaining a position for a Project on the theatrical, streaming, and/or television network distributor release schedules in a "major territory" is also highly competitive. The commercial success of each Project depends on the relative quality and market acceptance of other competing media content released at or near the same time as the Project, the availability of alternative forms of entertainment and leisure activities, general economic conditions at the time, and other tangible and intangible factors, all of which are subject to change and generally cannot be predicted in advance.

A decrease in the demand for and value ascribed to entertainment media, regardless of the cause, may increase the cost of financing and / or negatively affect our profitability.

The success of the Company in achieving its objectives depends on the demand for and value of other entertainment media that is comparable to the Projects (primarily theatrically-released films, streaming video and home media, and cable and network television) in the U.S. and major international territories. If the demand for and value of comparable entertainment media decreases relative to current market values, the Company may not be profitable.

Compounding this risk, each Project must obtain production financing, which is generally secured by a Project's production incentive programs, brand relationships, pre-sold ancillary and theatrical licensing agreements, and the value of unsold international territories. Decreases in the market value of these items may raise the cost of such financing or even preclude the Company from obtaining such funding, in which case the Company may not be profitable.

The Company may also incur major losses in the event of certain macroeconomic or other extraordinary events, which may affect markets and consumer behavior in ways that are unexpected, unprecedented, or inconsistent with historical trends or results.

Risks Related to Ownership of the Securities

An investment in a Series of the Company is risky and Investors may lose part or all of their investments.

Risk is inherent in all investing. No guarantee or representation is made that the business of the Company or any Series will be successful, and there is no assurance that any Series will be able to realize any revenue. All business conducted by a Series risks the loss of capital and Investors may lose part or all of their investments.

Our ability to make distributions depends initially on the ability of the production company affiliated with the Manager to receive sufficient production financing to purchase the Projects from SCS and complete production of the Projects.

The Securities provide that Investors are entitled to preferred returns only if one or more Projects are sold to a production company and thereafter to receive a portion of the cash flow and profits arising from the production, distribution, and exploitation of the Projects by that production company.  SCS will only be able to make distributions as payment of the preferred return obligations if sufficient production financing, currently estimated at $60 million per Project, is secured for the purchase and production of one or more Projects. Furthermore, the amount of cash flow and profits arising from the production, distribution, and exploitation of any Project is speculative and variable and there is no guarantee that any Project will generate sufficient cash flow to distribute profits to SCS. Depending upon the profitability of a Project, the relative portion allocable to the Manager may be materially greater than amounts paid to managers in comparable businesses. In addition, the structure of the Securities may provide an incentive to the Manager to engage in more speculative or riskier business strategies in an effort to maximize its income.

This investment is illiquid.

Investors may not pledge, mortgage, hypothecate, give, sell, exchange, or otherwise dispose of or encumber the Securities without the consent of the Manager. Furthermore, no secondary market for the Securities currently exists, and there can be no guarantee that a market for such Securities will ever develop. Consequently, Investors may not be able to liquidate their investment in the Securities in the event of an emergency or for any other reason or rely on the Securities as collateral for a loan. Even if a secondary market does develop, the market price for the Securities could decline below the amount originally paid by Investors for such Securities. Investors must be prepared to bear the risk of their investment in the Securities for an indefinite period of time.

The Profits Units are non-voting and Investors will effectively have no vote over any matters.

Our Operating Agreement provides that, other than an amendment that would increase the obligations of any holder of units, Investors will not be entitled to any vote or consent on any matter, including to remove the Manager for cause or for any amendment that would have a material adverse effect on the rights or preferences of your Profits Units.  Our Manager, as the only holder of voting Membership Units in the Series, has sole voting power over all decisions affecting the Series and your Profits Units. Although our Manager has no intention of doing so, it could amend any of the terms of the Units, including your right to receive any preferred returns or share in the profits of the Company, without your consent.

The Securities being offered are subject to a right of first refusal, drag-along rights and lock-up restrictions on transfer in the event of an IPO.

The Profits Units you are purchasing in this Offering are subject to right of first refusal provisions, drag-along provisions and lock-up restrictions on transfer in the event of an IPO, all as set forth in our Operating Agreement.  The rights of first refusal provisions provide that if any Investor receives an offer to purchase his or her Profits Units, our Manager, our Company or the applicable Series has the right to purchase those Units on the same terms.  This provision may dissuade a prospective purchaser from purchasing your Profits Units or may lower the price of the Units from what you may have received without this provision.

The drag-along provisions provide that if our Manager, as the sole member of the company and the sole holder of voting Membership Units in each Series, receives an offer to purchase all or a part of its Units, it can require Investors to sell their Units on substantially the same terms, on a pro rata basis.  This means that if our Manager decides to sell the Company or any Series, you agree to go along with that sale, even if you don’t agree with it, oppose it, or feel that your interests are not being represented.

Finally, in the event that either the Company or a Series conducts an initial public offering pursuant to a registration statement filed with the SEC, you will not be able to sell, or transfer your economic interest in, your Securities for 180 days following the initial public offering, with limited exceptions.  This means that, even if an IPO would provide you trading liquidity, you will need to wait until this period is over, during which time the trading price of your Securities could decline significantly.

Decisions for our Company and each Series will be made by our Manager in its discretion, including those involving conflicts of interest, and may not be resolved in a manner favorable to Investors.

All management authority of the Company is vested in the Manager. The Investors have no authority to make operational decisions or to participate in the management of or to exercise business discretion with respect to the Company and are not entitled to vote on any matter other than in very limited circumstances. Where the Manager's authority is subject to "discretion," the Manager may consider only those interests and factors it chooses, including its own interests, and has no duty (including any fiduciary duty) or obligation to give any consideration to any interest of or factors affecting the Company, any Series, or any Investor. Thus, the Manager may choose to take, or not take, certain actions on behalf of the Company when one or more Investors would have chosen differently.

Because the Manager is the sole manager of the Company and each Series, including SCS, and has a significant financial interest in the Company as the sole member of the Company, and is permitted to conduct related business activities outside of the Company, certain conflicts of interest with respect to the Manager may arise from time to time, particularly with respect to its affiliated production company and transactions or negotiations between the production company and the Series.. There is no guarantee these conflicts will be resolved in a manner favorable to Investors.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Manager based primarily upon the amount of capital the Manager has determined is necessary to fully and successfully develop each of SCS's Projects. This amount is not related to SCS's assets, book value, or results from operations. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is no escrow agent in this offering and moneys will not be held in any segregated or secured account pending acceptance or rejection.

Subscription funds will be susceptible to rights of third party creditors without protection. Furthermore, subscription commitments will generally be irrevocable, with limited exceptions, until such time as subscriptions are accepted or rejected. The Company may reject any subscriptions in whole or in part for any reason or for no reason.  Funds for any subscription, or any portion thereof, that is rejected will be returned to the applicable Investor without any payment of interest on such funds and, as a result, such investors will not receive returns on subscription funds that may have been available if such funds were invested elsewhere.

Using a credit card to purchase Profit Units may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their Profit Units with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Profit Units you buy.

The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This Offering involves “rolling closings,” which may mean that earlier Investors may not have the benefit of information that later Investors have.

We may conduct a closing at any time and from time to time. At that point, Investors whose subscription agreements have been accepted will become holders of Profits Units. In light of our early stage of development, our business is likely to change significantly during the offering period. We may file supplements to our Offering Circular reflecting material changes and Investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These Investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be members of a Series and will have no such right.

Our Operating Agreement requires disputes be resolved through an alternate dispute resolution process involving first required negotiations between the parties followed, if unsuccessful, by arbitration; and Investors will only be able to seek recourse in the courts with the consent of the opposing party to the dispute.

Our Operating Agreement provides that any dispute, claim, question, or disagreement among Series members or among the Manager and/or one or more Series members, or any other parties to the Operating Agreement or a Series Agreement, arising from or relating to the Operating Agreement, any Series Agreement, other than allegations of violations of federal or state securities laws, will be subject to, first, a required negotiation process between the parties followed, if unsuccessful, by arbitration.  Litigation over any such disputes may only be initiated if all of the disputing parties agree.  Furthermore, our Operating Agreement includes a provision under which Investors waive the right to a jury trial as to any matter under the Operating Agreement or any Series Agreement or in any other way relating to the Company, a Series or the relations under the Operating Agreement or otherwise as to the Company or any Series.

We believe these provisions are important because the goal of the Company and its Series is to generate profits to share with Investors and disputes involving the Company, a Series or the Manager could materially negatively impact the profitability of our Series and divert the attention of our Manager from the business of the Company and its Series.  Nevertheless, Investors may have a less favorable resolution of any dispute that would be available through litigation. Furthermore, these provisions will effectively prevent Investors from bringing any class action lawsuit or seek remedy as a class, which could significantly increase an Investors individual costs in connection with any dispute.

In addition, if we opposed a jury trial demand based on the waiver in the Operating Agreement, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. We believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to our Operating Agreement. If you bring a claim against in connection with our Operating Agreement, you may not be entitled to a jury trial, which may have the effect of limiting and discouraging lawsuits against the Company or any Series. If a lawsuit is brought, it may be heard only by a judge or justice of a court in Los Angeles, California or in the Chancery Court in the State of Delaware or the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

Our subscription agreement has a forum selection provision that requires disputes be resolved in certain jurisdictions regardless of convenience or cost to you, the Investor.

In order to invest in this offering, Investors will agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provisions in our subscription agreement would apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such provisions in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in our subscription agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company’s or any Series’ compliance with the federal securities laws and the rules and regulations thereunder.

This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit Investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase Investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find either provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which Investors waive the right to a jury trial of any claim they may have against the Company or the Series arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the Investor warrants that the Investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the Investor’s jury trial rights following consultation with the Investor’s legal counsel. If we opposed a jury trial demand based on the waiver in the subscription agreement, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company or a Series under the subscription agreement, including claims under the Securities Act, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company or a Series, it may be heard only by a judge or justice of the federal or state courts in California, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision of our subscription agreement is not permitted by applicable law, an action could proceed with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company’s Securities or by the Company or a Series of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

DILUTION

Our Manager, as the sole holder of voting units of the Company and each Series, has the ability to amend our Operating Agreement and each Series Agreement to authorize additional profits units or other securities in each series. After your purchase in this offering, the Manager may elect to: (i) authorize and sell additional profits units or other equity interests in the Series in this or future public offerings (whether on Form 1-A or otherwise), (ii) authorize and issue profits units or other equity interests in private offerings or (iii) authorize and issue profits units or other equity securities for payment as compensation to our Manager or third parties. To the extent we issue additional equity securities in a Series after your purchase shares of that series in this offering, your percentage ownership interest in that series will be diluted.  In addition, to the extent that we issue additional profits units that, collectively, entitle holders to a certain percentage of the profits of that Series, your pro rata share of such profits will be reduced. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you could also experience dilution in the book value and fair value of your Profits Units.

PLAN OF DISTRIBUTION

Plan of Distribution

The Company is offering up to 150,000 Class A Profits Units of on a best efforts basis, as described in this Offering Circular. There is no minimum offering amount that must be reached before subscriptions can be accepted by the Company.

The cash price per Unit is $100.00. The minimum subscription by an Investor in this Offering is $100, or one Class A Profits Unit.

An Offering Statement on Form 1-A related to an offering of units of Series Calculated Sequels was originally qualified on September 6, 2022 and included a minimum offering amount. The Company eliminated the minimum offering amount as well as the use of an escrow agent in its Post-Qualification Amendment No.1 filed on October 24, 2022.  As a result of the elimination of the minimum offering amount, the original offering was terminated.  The initiation of a new offering of Class A Profit Units can occur only after all investor funds from the original offering have been returned and in connection with the qualification of a Post-Qualification Amendment to the Company Offering Statement.  The Company did not receive any subscriptions or investor funds in connection with the original offering.

The company will publicly market the offering using general solicitation through methods that include emails to potential investors, online advertisements, and press releases. We will use the website www.onedoorstudios.com, blogs, and other social media to provide notification of the Offering. Persons who desire information will be directed to a landing page for the specific Series, found at www.onedoorstudios.com/projects, which describes the Offering and is operated by the company.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the company’s websites, www.onedoorstudios.com, on a landing page that relates to the offering.

This Offering will terminate on (i) the date at which the maximum Offering amount of all Profits Units has been sold, (ii) the date at which the Offering is earlier terminated by the Company, in our Manager’s sole discretion or (iii) the date that is three years from this Offering being qualified by the SEC (as applicable, the "Termination Date").

Those persons who want to invest in the Securities must sign a subscription agreement (the "Subscription Agreement"), which will contain representations, warranties, covenants, and conditions customary for private placement investments in limited liability companies. See "– Subscription Process" below for further details. A copy of the form of Subscription Agreement is attached as an exhibit to the Offering Statement of which this Offering Circular forms a part.

The Company has engaged Dalmore Group, LLC (“Broker”), a broker-dealer registered with the Commission and a member of FINRA, to act as the broker-dealer of record for this Offering, but not for underwriting or placement agent services. As compensation, the Company has agreed to pay Broker a commission equal to 1% of the amount raised in the Offering to support the Offering on all invested funds after the issuance of a No Objection Letter by FINRA. In addition, the Company has paid Broker a one-time advance set up fee of $5,000 to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Broker, such as, among other things, preparing the FINRA filing. Broker will refund any fee related to the advance to the extent it is not used, incurred, or provided to the Company. In addition, the Company will pay a one-time $20,000 consulting fee that will be due immediately after FINRA issues a No Objection Letter.

Any Investor desiring to engage separate legal counsel or other professional advisors in connection with this Offering will be responsible for the fees and costs of such separate representation.

Selling Investors

No Securities are being sold for the account of any existing investors or members of the Company or its Series. All net proceeds of this Offering (after payment as described in this Offering Circular) will be paid to SCS.

Investor Suitability Standards

The Securities in this Offering are being offered and sold only to "qualified purchasers" (as defined by Regulation A), which include: (i) "accredited investors" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act and (ii) all other investors so long as their investment in any securities (in connection with this Offering or any other offering under Regulation A) does not represent more than ten percent (10%) of the greater of their annual income or net worth (for natural persons), or ten percent (10%) of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

For an individual potential investor to be an "accredited investor" for purposes of satisfying one of the tests in the "qualified purchaser" definition, the potential investor must be a natural person who has:

•an individual net worth, or joint net worth with the person's spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not underwater), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

•earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the potential investor is not a natural person, different standards apply. See the form of Subscription Agreement for the full definition of “accredited investor”.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason, including if the Company determines in its sole and absolute discretion that such Investor is not a "qualified purchaser" for purposes of Regulation A, that such Investor is subject to the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended ("ERISA") or that such investment would subject us to any additional regulatory or governmental requirements, such as the prohibited transaction rules of the U.S. internal revenue code.

If a potential investor lives outside the United States, it is his/her/its responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

The Manager and Broker, in its capacity as broker of record for this Offering, will be permitted to make a determination that the Investors in this Offering are "qualified purchasers" in reliance on the information and representations provided by such Investor regarding the Investor's financial situation. Before making any representation that this investment does not exceed applicable federal thresholds, prospective investors should review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, prospective investors should refer to http://www.investor.gov.

An investment in the Securities may involve significant risks. Only Investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in the Securities. See "Risk Factors," above.

Broker

Broker will serve as the broker of record for this Offering pursuant to a broker-dealer agreement by and among the Broker and the Company, effective as of October 26, 2021 (the "Brokerage Agreement"). A copy of the Brokerage Agreement is attached as an exhibit to the Offering Statement of which this Offering Circular forms a part.

The Broker is a registered broker-dealer, member of FINRA and SIPC, and is registered with the Commission and in each state where the Offering and sale of the Securities will occur. The Broker is located at 525 Green Place, Woodmere, New York 11598.

The Broker performs the following operations and compliance services in connection with the sale of the Securities as a broker-of-record:

•Make any required FINRA filings related to the Offering, including filings required under Rule 5110;

•Accept Investor data from the Company;

•Review and process Investor information, including Know Your Customer (KYC) data, perform Anti-Money Laundering (AML) and other compliance background checks, and provide a recommendation to the Company whether or not to accept each Investor;

•Review each Investor's Subscription Agreement to confirm such Investor's participation in the Offering, and provide a determination to the Company whether or not to accept the Subscription Agreement for the Investor's participation;

•Contact and/or notify the Company, if needed, to gather additional information or clarification regarding any Investor;

•Keep Investor details and data confidential and not disclose such information to any third party except as required by regulators or in performance of its obligations under the Brokerage Agreement (e.g., as needed for AML and background checks); and

•Coordinate with third-party service providers to ensure adequate review and compliance.

The Broker will not act as a finder, placement agent, or underwriter in connection with this Offering. The Broker will receive a Brokerage Fee (see below) but will not purchase or solicit the purchase of any Securities and, therefore, will not be eligible to receive any finder's fees or any underwriting or placement agent discounts or commissions in connection with this Offering of Securities. In addition, the Broker will not provide any investment advice nor any investment recommendations to any Investor or prospective investor.

No Escrow

The Company has not engaged an escrow agent in connection with the Offering and moneys will not be held in any segregated or secured account pending acceptance or rejection of an Investor’s subscription.

Transfer Agent

Colonial Stock Transfer Company, Inc. (“Colonial”) serves as the transfer agent for the Securities pursuant to an agreement by and between Colonial and the Company, effective as of October 12, 2022 (the "Transfer Agent Agreement"). Colonial is headquartered in Salt Lake City, Utah.

Colonial maintains a record of ownership, including contact information, of the Company's Investors. Colonial is also responsible for transfer, issuance, and cancellation of the Profits Units, including assisting registered Investors and fulfilling their requests for transferring their Profits Units. The Company must indemnify Colonial against any losses arising out of the Company's breach of its obligations, representations, or warranties.

The Company will generally be responsible for fees due to Colonial, which are categorized as part of the Offering Expenses described in the "Fees and Expenses" section below.

Fees and Expenses

Brokerage Expenses

As compensation for providing certain broker-dealer services to the Company and its Series in connection with this Offering, Each Series will pay the Broker a fee equal to one percent (1%) of the aggregate amount raised by such Series through this Offering (the "Brokerage Fee"). The Brokerage Fee will be payable from the proceeds of this Offering applicable to such Series. In addition to the Brokerage Fee, the Company has agreed to pay the Broker a one-time advance set-up fee of $5,000. The Company will also fund $11,750 in FINRA Corporate Finance filing fees which represents the fee for the maximum offering size of $75,000,000 of issuance in the upcoming twelve-month period. The set-up fee is to facilitate the Offering, including conducting due diligence and covering out-of-pocket expenses. Any unused portion of these fees will be reimbursed to the Company. The Company will also pay the Broker a one-time consulting fee of $20,000 in exchange for general consulting services provided in connection to the Offering upon the issuance of No Objection Letter by FINRA.

Other Offering Expenses

The Company expects to allocate all expenses of the Offering, other than the Brokerage Fees, among all of the Series of the Company, including the additional fees payable to the Broker, as discussed above. These other Offering expenses consist of legal, accounting, transfer and recording, filing, banking, and compliance costs, as applicable, related to the Offering and are estimated to be $496,140.

If SCS is the only Series established by the Company, SCS would be allocated 100% of all Offering expenses and would reimburse the Manager for all Offering expenses out of the net proceeds (after Brokerage Fees) from the Offering of its Profits Units.

Additional Information

The Company has not authorized anyone to provide information other than as set forth in this Offering Circular. Except as otherwise indicated, all information contained in this Offering Circular is accurate only as of the date of this Offering Circular, regardless of the time of delivery of this Offering Circular or any sale of Securities.

Neither the delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the Company's affairs since the date of this Offering Circular.

From time to time, the Company may provide an "Offering Circular Supplement" or other amendment that may add, update, or change information contained in this Offering Circular. Any statement made in this Offering Circular will be modified or superseded by any inconsistent statement made by the Company in a subsequent Offering Circular Supplement or amendment. The Offering Statement filed with the Commission, of which this Offering Circular forms a part, includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. Investors should read this Offering Circular and the related exhibits filed with the Commission and any Offering Circular Supplement or amendment, together with additional information contained in the Company's annual reports, semiannual reports, and other reports and information statements that the Company will file periodically with the Commission.

The Offering Statement and all amendments, supplements, and reports that the Company has filed or will file in the future can be read on the Commission website at www.sec.gov. The contents of the Platform (other than the Offering Statement, this Offering Circular, and the exhibits thereto) are not incorporated by reference in or otherwise a part of this Offering Circular.

Subscription Process

After the Commission has qualified the Offering Statement, the Company will accept tenders of funds to purchase the Securities. The company may close on investments on a “rolling” basis (so not all Investors will receive their Units on the same date).

In order to invest you will be required to subscribe to the offering via the Series-specific landing page found at  www.onedoorstudios.com/projects and agree to the terms of the Offering, the Subscription Agreement and any other relevant exhibit attached thereto.

Investors will be required to submit payment for the Profits Units at the time of subscription by tendering funds via check, credit card, debit card, wire or ACH.

The Manager and the Broker will review the completed and signed subscription documentation. Investors may be asked to provide additional information. The Manager or the Broker will contact such Investor directly or through the Platform. The Company and its agents reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw the Offering or any portion thereof at any time prior to the Termination Date.

Once the review is complete, the Manager will inform Investors whether or not their application to subscribe for the Profits Units is approved or denied and if approved, the amount of Profits Units for which they are entitled to subscribe, which notice may be provided by accepting the subscription on the Platform. If a subscription is rejected in whole or in part, then any subscription payments (being the entire amount if the application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction.

If all or a part of a subscription is approved, then the Profits Units for which such Investor has subscribed will be issued to such Investor at the applicable Closing, and the subscription monies therefor may be immediately transferred from the Company to the account of SCS as consideration for the Profits Units.

If any information about "qualified purchaser" status changes prior to issuance of any Profits Units, such Investor must notify the Manager immediately using the contact details set out in the Subscription Agreement.

Investor Perks

To encourage participation in the offering, the Company is providing specific perks for Investors. The Company is of the opinion that these perks do not alter the sales price or cost basis of the securities in this offering. Instead, the perks are promotional items intended as a “thank you” to Investors that help the company achieve its mission. However, it is recommended that investors consult a tax professional to fully understand any tax implications of receiving any perks before investing. The perks available to Investors that make a minimum investment of at least $250 are as follows:

•	$250 — A special "Thank You" with Investor’s name in the credits of each film. Plus, an author signed copy of your choice of book in the Calculated Series.

•	$500: Investor’s photo included in the Company’s mosaic in the "Thank You" credits of each film. Plus previous perk and your choice of an Investor exclusive Calculated Series Snapback hat or T-shirt.

•

$1,000: Online access to exclusive members only video footage and updates during development and production of each film. Plus, previous perks. Plus a 2nd author signed book and another choice of investor exclusive Calculated Series Snapback hat or T-shirt.

•	$2,500: A digital autographed picture of the main cast, and a signed hardback sequel of your choice from the author Nova McBee. Plus, previous perks.

•	$5,000: An invitation for two to the cast and crew screening of one film. Plus, previous perks.

•	$10,000: An invitation to be an extra cast member in one picture. Travel and accommodation not included. Plus, previous perks.

•	$25,000: An invitation to an exclusive Actors and Producers Meet & Greet Event. Plus, previous perks.

•	$100,000: An Associate Producer credit on one film. Plus, previous perks.

•	$500,000: An Associate Producer Credit on all three films. Plus previous perks.

•	$1,000,000: An Executive Producer credit on one film. Plus, previous perks.

These rewards are subject to availability and we reserve the right to change these rewards at any time as needed.

Provisions of Note in the Subscription Agreement

Forum Selection Provision

The Subscription Agreement includes a forum selection provision that requires any claims against the Company or a Series based on the Subscription Agreement to be brought in a state or federal court of competent jurisdiction in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the Subscription Agreement. Although we believe the provision benefits us in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit Investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by the Manager and its principals to challenge any such claims.

As a company with a small management team, this provision allows the Manager and its principals to not lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the company and the Series. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the Company’s or a Series’ compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The Subscription Agreement provides that Investors waive the right to a jury trial of any claim they may have against us arising out of or relating to the Subscription Agreement, including any claim under federal securities laws. By signing the Subscription Agreement an Investor will warrant that the Investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the Investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

USE OF PROCEEDS

The net proceeds of a fully subscribed offering to the Class A Profits Units of SCS will be approximately $14,353,860, after deducting the estimated offering expenses of approximately $646,140.

The following table sets forth the planned use of the net proceeds under various funding scenarios:

	25% of Maximum Offering Amount	50% of Maximum Offering Amount	75% of Maximum Offering Amount	Maximum Offering Amount
Gross Offering Proceeds	$3,750,000	$7,500,000	$11,250,000	$15,000,000
Less:
Brokerage Fees	$37,500	$75,000	$112,500	$150,000
Estimated Offering Expenses	$124,035	$248,070	$372,105	$496,140
Estimated Net Offering Proceeds
Literary rights, motion picture options, and writing fees (1)	$562,500	$1,125,000	$1,687,500	$2,250,000
Director and actor production retainers	$1,200,000	$2,400,000	$3,600,000	$4,800,000
Production manager and casting director fees	$75,000	$150,000	$225,000	$300,000
Marketing and distribution expenses	$340,440	$680,880	$1,021,320	$1,361,760
Media Buy	$562,500	$1,125,000	$1,687,500	$2,250,000
Development talent and professional fee	$562,500	$1,125,000	$1,687,500	$2,250,000
General overhead	$306,744	$ 613,488	$920,232	$1,226,976
Total	$ 3,609,684	$ 7,219,368	$ 10,829,052	$14,438,736
Operating reserve	$140,316	$280,632	$420,948	$561,264

(1)   Includes amounts to be reimbursed to the Manager or its affiliates for expenses incurred on behalf of SCS.

Because the Offering is a “best efforts” offering, we may close the offering of Class A Profits Units in SCS without sufficient funds for all the intended purposes set out above, or even to cover the costs of the Offering.

The above figures represent only estimated costs. This expected use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our Manager will retain broad discretion over the allocation of the net proceeds from this Offering. Our Manager may find it necessary or advisable to cause SCS to use the net proceeds from this Offering for other purposes, and our Manager will have broad discretion in the application of net proceeds from this Offering.

We reserve the right to change the above use of proceeds if our Manager believes it is in the best interests of the Company and SCS.

COMPANY'S BUSINESS

History and Structure

The Company was founded in 2021 by Stephen Wollwerth, Jason Brents, and John Lee, through One Door Studios LLC, to open the door for qualified investors to invest in and own an interest in major-studio-caliber motion picture and television series projects.

The Company is organized as a series limited liability company pursuant to Section 18-215 of the Delaware Limited Liability Company Act. This structure allows the Company to provide investors with the ability to invest in distinct motion picture projects (or, as in the case of SCS, a fixed slate of Projects) instead of investing in the entire Company. Though this Offering is only with respect to SCS, the Company is currently preparing and intends to offer additional film and television projects in the future, through other Series of the Company.

OneDoor Studios LLC (our “Manager”) is the manager of the Company and each Series.  As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. This would include all contractual obligations of a Series such as the obligations to pay fees to our Manager under our Operating Agreement") and the Series Agreement of the relevant Series. This would also include the portion of any shared fees, costs or expenses that have been allocated among Series by our Manager.

Business Process

The process of making a film or television series involves three major stages: development, production and distribution / promotion.  The business of SCS is to develop up to three film Projects with the expectation that the rights, title and interest to each fully-developed Project would then be purchased by a company formed by our Manager to produce the Project for distribution.  The form of purchase agreement between SCS and the production company provides that the purchase price for a Project will be equal to 1.12 times the total development funding received from investors in SCS.  The Series would also be entitled under the purchase agreement to 50% of the profits generated by the production company. Please see the form of purchase agreement, attached as an exhibit to the Offering Statement of which this Offering Circular forms a part, for the terms upon which SCS would sell a Project to the Manager-affiliated production company.

Following successful film-industry business models, the Company believes separating each Project's development, from its production provides each project the business and creative time and financial resources during the development period to enable the Project to become creatively mature and completely ready for production.

The development (“greenlighting”) process to reach a fully developed Project consists of the following key steps:

•Purchasing the literary rights and motion picture option of an existing literary work, if applicable;

•Hiring A-list (studio-level) screenwriters to best position each motion picture's script to become acceptable to major distributors;

•Attaching a director and cast for the project that typically would be pre-approved by major potential distributors for the project;

•Securing a customary production completion bond to guarantee the film is produced on time and on budget; and

•Packaging the Project to provide sufficient collateral to enable the production company to secure bank financing for its complete production budget, currently estimated to be $60,000,000.

Following its purchase of all right, title and interest in a Project, the production company is obligated, under the proposed form of purchase agreement, to:

•Produce the project’s feature film, series or other audiovisual depictions;

•Exploit the rights, title and interests in and to the project, worldwide; and

•Collect and account for all profits, and manage the disbursement to all profit participants.

Our Manager, as the owner of the production company, will be principally responsible to oversee and otherwise manage the Project from the time of its purchase by the production company.  It will be obligated under the purchase agreement to use commercially reasonable best efforts to govern the production company and the project’s global exploitation with the highest fidelity, in order to optimize all aspects of the project’s production and global distribution for the benefit of the Series, its investors, and all other profit participants in the Project.

Together, we believe the above process produces higher quality, more audience-satisfying projects and may mitigate investor risk of loss from each project by taking into account financing and distributor requirements beginning at the development stage.  This bifurcated structure also provides a means of making distributions to investors from the proceeds of the sale of a project, conditioned on the production company’s securing production financing, while remaining entitled to share in the profits from the exploitation of the project by the production company. This process is similar to that developed and used by studios and major independent production companies. The Company’s goal is that each project's projected net global profits will be at least twice its production costs, although there can be no assurances that any project will be successfully developed, financed and sold, or that, if produced, it will be successfully exploited to generate profits.

The Company expects SCS to earn revenue initially from the sale of the rights, title and interest in each Project and then from its share of the profit generated by the production and global exploitation of each Project and all other related products and licenses.

Current Film Projects

SCS's three current motion picture Projects are each adapted from the novel Calculated's three sequels: Simulated, Activated (released in April 2022), and Liberated (scheduled for release in 2023). The Manager has purchased the motion picture and related rights to the entire series and is currently developing the first novel, Calculated, in conjunction with a separate development company controlled by the Manager.

All three of the film Projects described below–Simulated, Activated, and Liberated–are the projects of SCS. The Profits Units give Investors rights to participate in the net profits and other cash flows from these three films, as more fully described in "Securities Being Offered," below and in the Operating Agreement and the Series Agreement.

While Calculated is not being developed by any Series of the Company and the Profits Units do not give Investors any economic or other rights with respect to Calculated’s future profits, we believe that our Manager’s role in managing the development and production of Calculated provides artistic continuity for the sequels.  It also provides important insights that inform our Manager to benefit the development, production and exploitation of the sequels.

For each Project described below, projected timelines are based on industry standards, and are likely to change as the development and production of each Project progresses.

Simulated

Josephine Rivers is a calculating prodigy with a near-supernatural ability to look at the world through a purely mathematical lens, even at times predicting the future.  In Calculated, Jo Rivers, when she's only 15, is kidnapped and taken to China by the sinister Maxima who forces her to use her gift to increase Maxima's fortune.  Her only close company is older captive Hong Rui, nicknamed "Red," whose wisdom and support change how she views her own power and teaches her what she needs to survive. By 17, she’s working for a wealthy man whose captivating son Kai starts to chip away at her emotional defenses and she has the fate of the world in her hands.

In Simulated, Jo Rivers, safely back in Seattle, asks the same question daily–how does a math genius go from taking down international criminals and saving the world economy to living a normal teenage life? The only answer she can come up with is–she doesn't. With an overprotective father on her back and Kai on the other side of the world, Jo accepts an offer from Prodigy Stealth Solutions (PSS), who may have found a way to get her gift back. Using a newly developed technology, PSS tries a simulation process on Jo to restore her abilities, but during the attempt, PSS is hacked, and a blacklist file containing some of PSS's most sensitive secrets is stolen. Meanwhile, a mysterious caller who seems to know more than he should delivers a warning to Jo about Kai, who then goes missing. Despite her father's concerns, Jo sets off on a risky trip to Tunisia with a PSS team of teen prodigies to find an urgently needed solution for PSS and locate Kai. All the while, Jo has to trust the mysterious informant who, frighteningly, is like no one she has ever met before.

Simulated is currently expected to begin screenplay development in the second quarter of 2023. Ann Peacock, who has been contracted to write Calculated, has a right of first negotiation with respect to the sequels and has verbally indicated to our Manager that she would be interested in writing the screenplay for Simulated, although she is not committed to doing so at this point and may not be available to do so in the future.  Furthermore, we would not expect to agree to contractual terms with Ms. Peacock, if at all, until she has completed the screenplay for Calculated. Ms. Peacock is an Emmy-award-winning screenwriter renowned for adapting Disney's The Lion, the Witch and the Wardrobe.  If screenplay development begins in the second quarter of 2023, we expect the script to be ready for production (known as a "shooting script") by the first quarter of 2024 and for the Project to be purchased and production to begin in the third quarter of 2024, subject to production financing.  If development and production meets this projected schedule, then we are optimistic that Simulated could be released to the global marketplace in the third quarter of 2025.

Activated

In Activated, after her exploits in Tunisia, Jo Rivers knows she'll never lead a normal life. She also can't move on until she grasps the unexpected evolution of her mathematical gift and confronts her unresolved feelings after meeting Noble. With Kai undercover, Noble is the only one who has the answers Jo needs. There's just one small problem: Noble has vanished, leaving only a coded message in the stars. When Rafael, a friend from Jo's days in China, goes missing, it coincides with a new PSS assignment involving a potentially catastrophic satellite breakdown. Jo suspects something more sinister is at play and has no choice but to track down Noble, who may be her only hope to find Rafael and prevent global chaos. Traveling to the perilous Arctic of Finland, Jo and her band of prodigies team up with unlikely allies from her past to find out what or who is interfering with the satellites – before it's too late. Trusting her gift, Jo follows a path of numbers that light the way . . . which leads to answers she didn't predict.

We currently expect Activated  to begin screenplay development in the second quarter of 2024, with the shooting script ready by the second quarter of 2025 and production to start in the third quarter of 2025, subject to production financing. If development and production meets this projected schedule, then we are optimistic that Activated could be released to the global marketplace in the third quarter of 2026.

Liberated

Liberated is based on the forthcoming fourth novel in the Calculated series.

We currently expect Liberated to begin screenplay development in the third quarter of 2025, with the shooting script ready by the second quarter of 2026 and production to start in the third quarter of 2026, subject to production financing. If development and production meets this projected schedule, then we are optimistic that Liberated could be released to the global marketplace in the fourth quarter of 2027.

Competition

While films have existed for over 100 years, and entertainment is as old as civilization itself, the modes and manner of media consumption is rapidly evolving. Physical media formats saw rapid technological progress but are now becoming obsolete. Streaming platforms and services have proliferated. DVRs and streaming platforms have resulted in changes to how and when media is consumed at home. Even one of the few industry constants–the theatrical premiere and exclusive release–was upended by the closures of movie theaters during the COVID-19 pandemic, which led to distributors introducing entirely new avenues of income from direct-to-consumer streaming of major motion pictures. The Company's business depends not only on developing quality film and television series projects, but also on the successful promotion of each film or television series project, navigating through these rapid market changes and numerous distribution channels, to attract enough viewer interest to become profitable.

Government Regulation

The Company must deal with an extensive array of federal, state, and local regulations as it develops, and eventually produces, its motion picture Projects. The development and production of motion pictures will occur in multiple locations, each of which may require separate licenses and permits and have unique tax, labor, insurance, and other requirements.

Intellectual Property

The motion picture and television industry, including the Company, is heavily reliant upon intellectual property. The Manager, on behalf of the Company, entered into an option purchase agreement granting it the right to purchase an exclusive and irrevocable option for the film rights to the three motion picture Projects associated with SCS. The Manager exercised its options for Simulated and Activated and assigned these options and its other rights under the option agreement with respect to the three motion picture Projects to SCS for $66,325. The Company expects that its other Series will acquire, through assignment by our Manager or otherwise, similar films rights for projects to be developed by additional Series in the future.  As a result, the Company's business is and will continue to be highly dependent upon the film rights it acquires, particularly with regard to their exclusivity and their enforcement in a manner consistent with the Company's expectations.

Employees

The Company does not have any employees.

COMPANY'S PROPERTY

Neither the Company, SCS, nor any other Series own or leases any significant real property or other material physical property.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the Company's financial condition and results of operations should be read in conjunction with its financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect the Company’s plans, estimates, and beliefs. The actual results from operations could differ materially from those discussed in the forward-looking statements.

Since its formation in December 2021, the Company has been engaged primarily in developing the financial, offering, and other materials to begin fundraising. It is considered a "development-stage" company because substantially all of its efforts are dedicated to establishing its business, and planned principal operations have only recently commenced. In addition to the motion pictures Projects of SCS described in this Offering Circular, the Company is in the process of preparing and negotiating additional projects.

The Company had no financial activity during the period beginning on the date of formation on December 20, 2021 through December 31, 2021. During the period beginning January 1, 2022 through June 30, 2022, the Company became obligated to certain development costs, including the option fees to acquire the motion picture and series rights to the books Simulated and Activated. The Company owes $293,770 to an affiliate of the Manager related to Company expenses financed by such affiliate.

Operating Results

Revenues are generated at the Series level. As of June 30, 2022, no Series of the Company has generated any revenues. We incurred approximately $175,416 in operating expenses in the six month period ended June 30, 2022, related to initial organizational, offering and business expenses for the Company and SCS.  The Company does not expect SCS to generate any cash flow (other than investment proceeds) until at least one of its Project's production budget is funded and the Project is sold by SCS to an Manager-affiliated production company. These events aren't forecasted to begin, if at all, until the first quarter of 2024.

Liquidity and Capital Resources

As of June 30, 2022, neither the Company nor any of its Series, including SCS, had any cash or cash equivalents other than cash received from the Crowdfunding Offering described below, and the Company had no financial obligations, other than as set forth on the Interim Balance Sheet for June 30, 2022, below.

No Series has any obligation to repay a loan incurred by another Series, but the Company is obligated to repay advances from an affiliate that were used to pay SCS expenses in the amount of $548,877, all of which relates to SCS and its Projects and either has been or will be allocated by the Company to SCS.  The Manager, on behalf of the Company, entered into an option purchase agreement granting it the right to purchase an exclusive and irrevocable option for the film rights to the three motion picture Projects associated with SCS. The Manager exercised its options for Simulated and Activated and assigned these options and its other rights under the option agreement with respect to the three motion picture Projects to SCS.

Development Capital

On May 26, 2022, the Company began offering Profits Units of SCS pursuant to Regulation Crowdfunding promulgated under the Securities Act (the “CF Offering”). That offering closed on August 24, 2022. Through that offering, the Company raised approximately $942,461, all of which was allocated to SCS. After offering expenses, the net proceeds to the Company were approximately $895,337.95.

The Company intends to use the proceeds from its CF Offering, as well as the proceeds from this Offering, to repay advances provided by an affiliate of the Manager, to purchase the film and option rights to the three sequels (including repaying the Manager for its prior purchase of these rights) and to finance the remaining development costs of the three Calculated sequel films. For more information about these film projects, see “Company's Business,” above. For more information about the development expenses of these film projects, see “Use of Proceeds,” above.

Production Financing

As part of the development phase for each of the Company's film Projects, it plans to package a fully-developed Project sufficient to serve as collateral for an affiliated production company to obtain bank financing from the entertainment branch of a major U.S. bank (e.g., Chase Bank or East West Bank) using entertainment industry-standard forms of global collateral in concert with a film completion bond from a film guarantor (e.g. Film Finances Inc.), chiefly from nine categories commonly used in production financing. Each of these areas of collateral represents documented business arrangements that the Company or applicable Series would coordinate, including global territory tax incentive programs, major international distribution licenses, licenses from major brands, and profit offsets with the director and one or more actors. These are planned and engaged as part of each Project's development process and the agreements are expected to be finalized once the script is complete, in preparation for sale of a Project to the production company. Each Project's budget, and the amount of required production financing, is expected to be about $60 million.

Plan of Operations

At the time of the qualification of this Offering, the Company and SCS have only recently commenced operations. The Company has minimal capitalization, assets, and liabilities. The Company's first major objective will be retaining a screenwriter for Simulated. As described in the "Current Film Projects" subsection of "Company’s Business," the Company currently plans to commence development of the three films associated with SCS, beginning with Simulated, in May 2023.

Initially, during the period following the commencement of this Offering, the Company will be developing the business elements and relationships vital to the success for all three film Projects associated with SCS. These activities include negotiations with major territory distributors, production-incentive relationships, brand relationships, ancillary rights, international licensing and pre-sales for each Project in order to position the Projects to qualify for production completion bonds, and "banking" a Project's respective licenses and contracts.

We expect the proceeds from the Offering, assuming we raise the maximum offering amount, to be sufficient to cover the costs of developing Simulated, Activated, and Liberated into production-ready films. As described in "Use of Proceeds," even if the Company raises less than the maximum Offering, it still anticipates being able to complete development of these three titles, by reducing expenditures, delaying certain activities, and/or seeking other sources of capital. Assuming the Company raises at least $400,000 in this Offering, the Company does not anticipate the need to raise additional funds in the next six months to implement its planned operations.

Trends

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

COMPANY'S MANAGEMENT

The Manager of the Company is One Door Studios LLC, a Utah limited liability company formed on July 18, 2018.

The Company and each of its Series, including SCS, operate under the direction of the Manager, which is responsible for directing the operations of the business, overseeing day-to-day affairs, and implementing film development and production strategy. The Manager is managed by managers, elected by the Manager's members. The members of the Manager have also appointed officers of the Manager who are responsible for, operate, and make decisions with respect to the Company and its Series. The Manager and its managers and officers are not required to devote all of their time to the Company, but are only required to devote such time as their duties require. In addition, the Manager and its managers and officers spend some of their time working on other projects, including on Manager’s own behalf and for other affiliates of the Manager. While the Manager feels its small management team is sufficient to properly manage the Company and its Series currently, the Manager expects to expand this team in the future. Though the Manager's managers and officers are experienced, the Manager itself has a limited track record and is relying on the track record of its individual managers and officers.

The Manager performs its duties and responsibilities pursuant to the Operating Agreement and Series Agreement. The Manager maintains a contractual, as opposed to a fiduciary, relationship, with the Company, its Series, and Investors. Furthermore, the Company has agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

The following table sets out the Manager's managers and executive officers:

Name	Position	Age	Term of Office
John J. Lee, Jr.	Chief Executive Officer, Manager	75	December 2020
Jason Brents	President, Chief Operating Officer, Manager	46	December 2020
Stephen Wollwerth	Executive Vice President, Chief Creative Officer, Manager	46	December 2020

The following is a brief summary of the background of each executive officer and manager of the Manager:

John J. Lee, Jr.

Chief Executive Officer, Manager

John J. Lee, Jr. is a global media and entertainment executive in distribution and finance, and architect of streaming services and systems. John has provided business, funding, and distribution services for 23 motion pictures, television network series, and specials, with combined production costs of over $470 million and global rights earnings exceeding $4 billion. He has successfully led the vision, launch, and/or expansion of five entertainment and media entities. He also writes, produces, and directs. His The Producer's Business Handbook, used by film and business schools the world over, is a standard professional media reference, a best seller in its obscure category, released in its fourth edition at The American Film Market (AFM) and co-branded by AFM.

John's early career started as a business systems analyst and designer with the NCR Corporation by day, while in the evenings writing scripts and sponging up everything he could from everyone who would share of entertainment's creative and business craft. John co-founded the highly successful San Diego Repertory Theatre, where he provided business planning and funding and directed. He executive produced and partially funded his first motion picture, Where's Willy? in 1976, doing most things contrary to his better business and creative judgment.

This clarifying learning experience led John into international motion picture sales as Business Affairs Vice President for global motion picture sales company Goldfarb Distribution; then in the same position for Heart Entertainment, where he directed distribution and funding of in-house and client projects and helped measure the value of their pictures' rights and plan/engage their licensing and sales.

Though participating throughout his career in the business and creative aspects of motion picture and television productions, John also led four new-media companies including the direct broadcast satellite entity Impression Delivery Corporation (acquired by CapCities) and advanced the ad sales units of Times-Mirror Cable Television (acquired by Cox Communications).

In 1996, John joined the faculty of BYU's Film School, established and taught their Business of Film curricula, and authored The Producer's Business Handbook for Focal Press. The book continues to benefit many in understanding the hybrid demands of global distribution and finance, and has brought him, "More recognition, speaking engagements, and enjoyable experiences than I deserve."

In 1999 John co-founded and was CEO of Entertainment Business Group, providing motion picture global finance, distribution, and related business services to independent producers and industry entities, until it was acquired by The Gillen Group.

In 2004, John became the co-founder and CEO of iCommunication Dynamics and i.TV, Internet streaming television technology entities, eventually selling a majority interest and his concept and i.TV domain, which became a top 100 iPhone and iPad application company.

In 2011, John became Managing Director of Entertainment Strategy, where he developed the business architecture for emerging Streaming Systems and directed the development, global distribution, funding, and oversight of in-house and client entertainment projects.

In 2018, John's Simple Little Stories co-ventured with Jason Brents' Lady of the Lake Studios in concert with its China distribution relationships to form One Door Studios LLC, with each partner company contributing three global, wide-audience projects and soon after drawing in Stephen Wollwerth's 3Gates Films, as an equal partner and the third and crucial component of physical production's writer, director, and producer talent. All three are well-matched partners with a fire-in-their-belly to create audience-celebrating entertainment worthy of receiving major global distribution.

Jason Brents

President, Chief Operating Officer, Manager

In 2015, Jason began to lay the foundation of the mini-studio, which would eventually become One Door Studios LLC. He astutely applied his lifetime of studying and acquiring great world literature, researching and becoming deeply oriented in the business of global motion picture and series development, production, financing, and distribution, as well as engaging relationships with bright key-entertainment industry players.

In July 2018, Jason founded One Door Studios LLC with his friend and partner John Lee; and they were joined a year later by their friend and third partner Stephen Wollwerth. Since then, Jason has been developing IP for the company, setting up and closing development financing, and setting up the Company, which may be the first entertainment industry "Series Regulation A+" development funding platform. As President of the Manager, Jason continues to oversee all of the Company's and Manager's affiliated entities, developing their in-house story properties and connecting them with various production partners, which include a global community of film-industry professionals.

Along with continuing to develop industry partnerships, Jason leads the Company's public development funding, bank production financing, and expanding the partners' overall vision of becoming a mini-studio.

Jason began his career as an educator in 2001 teaching in the Bay Area, CA.

Jason developed his entrepreneurial skills in 2005 when he launched a real estate development company, fixing and flipping homes on the Big Island.

In 2009 Jason moved his family to China to teach at Tianjin International School, instructing some of China's top international students from over 20 countries in comparative government, philosophy, film-making, and ancient history. For the next six years Jason taught at this flagship school in China while he continued to mine the history of many cultures for rich stories worthy to be developed into successful global motion pictures and series.

Jason continues to acquire and develop great literature, write, compose music, snow ski, cliff dive, and work together with his wife Rose in their most rewarding production of raising their five children in the foothills of Northern California.

Stephen Wollwerth

Executive Vice President, Chief Creative Officer, Manager

Chiefly through his 3Gates Films, Stephen became a polished producer, known as a Renaissance Man through the many projects that he produced and contributed to as a producer, writer, director, director of photography, editor–and even an FAA licensed drone pilot in motion picture, television, and live-event production. Stephen has established multi-cam streaming systems, and has served as a media broadcasting facility director. He is currently co-founder and owner, President, and lead producer at One Door Studios LLC.

Stephen started 3Gates Films in 2010 as designer, engineer, builder, and cinematographer of the first aerial platforms that opened the liberating era of drones. Stephen's innovative breakthrough aerial systems were featured in Scientific American magazine and many other publications and television programs. For a multi-million-dollar Fox Sports television commercial, Stephen became the first person to fly a cinema camera from a Blackmagic Design on a remote-controlled platform. He currently holds multiple FAA certifications, including Part 107.39 for flights over people, a certification held today by only 18 individuals in the United States.

Stephen was the director of photography and editor on the 8.4/10 IMDB-rated 2020 Film Hope for the Holidays released on Amazon Prime Video. He was also director of photography and editor for the 13th season of a PBS docu-series called Healing Quest. Stephen's stock footage has been sold thousands of times to companies, primarily for commercials worldwide. His footage has been purchased by National Geographic, Valvoline, Mahindra Tractors, Cenovas Energy, Spike TV, and hundreds of other companies.

In 2019 Stephen amassed a quarter of a million followers on TikTok with tens of millions of views of videos which told stories of miracles in people's lives.

Stephen's reputation as a world class editor is significantly enabled by his substantial production of live, multi-camera concerts, and his degree in music performance, with a minor in voice.

Stephen speaks Mandarin Chinese with a level of fluency from his 2 years living in Kunming and Xian, China. He is also an instrument rated private pilot, is fascinated with aviation, has continuing electrical engineering projects as a hobby, is an extreme mountain biker, and is a father of three sons and one daughter.

COMPENSATION OF MANAGEMENT

The Company is managed by the Manager, and the managers and executive officers of the Manager lead the operations of the Company's business, oversee its day-to-day affairs, and implement its film development and production strategy and achievements. The Company does not pay any compensation directly to these individuals for their management services to the Company. Rather, the Company will pay fees to the Manager as described in “Securities Being Offered” below.

SECURITY OWNERSHIP OF MANAGEMENT

The Company is managed by its Manager, which is presently the sole member of the Company and the only voting member of each of the Company's Series, including SCS. All profits units of the Series are non-voting. The table below shows, as of the date hereof, ownership of the Company's and its Series voting securities:

Title of class	Name and address of owner	Amount/nature of ownership	Amount/nature of ownership acquirable	Percent of class
Company Unit	One Door Studios LLC 4320 Modoc Road Suite F Santa Barbara, CA 93110	1 Company Unit	-	100%
Membership Unit of SCS	One Door Studios LLC 4320 Modoc Road Suite F Santa Barbara, CA 93110	1 Membership Unit	-	100%

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The Company was formed on December 20, 2021 by the Manager. Under the terms of the Operating Agreement, the Manager is the sole member of the Company and the only voting member of each of the Company's Series, including SCS.

The Company’s operations were financed by an affiliate of our Manager, which advanced us $548,877 to pay our expenses.  Repayment, without interest, has been remitted in part, and is expected to be fully repaid within the next twelve months.

During 2022, the Manager, on behalf of the Company, entered into an option purchase agreement granting it the right to purchase an exclusive and irrevocable option for the film rights to the three motion picture Projects associated with SCS. The Manager exercised its options for Simulated and Activated and assigned these options and its other rights under the option agreement with respect to the three motion picture Projects to SCS for $66,375.

SECURITIES BEING OFFERED

The following is a summary of the principal terms of the Offering, and is qualified by reference to the Operating Agreement, the applicable Series Agreement and the applicable Series Designation, each attached as an exhibit to the Offering Statement of which this Offering Circular forms a part. This summary is qualified in its entirety by reference to the detailed provisions of those agreements, which should be reviewed in their entirety by each prospective investor. In the event that the provisions of this summary differ from the provisions of the Operating Agreement, the applicable Series Agreement, or the applicable Series Designation, the provisions of the Operating Agreement, the Series Agreement, or the Series Designation shall apply.

General

Under our Operating Agreement, the Company is authorized to issue an unlimited number of units and one or more classes of units, which may be common, preferred, profits interest, incentive, performance, or other units, whether voting or nonvoting, as determined by the Manager from time to time.  SCS, under its Series Agreement, is authorized to issue one voting Membership Unit and 159,424.61 Profits Units, which are comprised of 150,000 Class A Profits Units and 9,424.61 Class CF Profits Units.  The Company and each Series is authorized to issue fractional Units.

The Company has only one Company Unit outstanding which is held by our Manager.  SCS has only one Membership Unit outstanding which is owned by our Manager.  There are 9,424.61 Class CF Profits Units outstanding and no Class A Profits Units outstanding as of the date hereof.

The Company is offering Class A Profits Units of SCS, a registered series of the Company, to Investors in this Offering. The Company is qualifying 150,000 Class A Profits Units under this Offering.

Distributions

Preferred Return

As discussed under “Company’s Business” above, SCS was established to develop three separate film Projects.  The Manager intends, once each Project is fully developed, to sell the Project to a newly formed company that is controlled by our Manager.  The sale would be on the terms described in the form of purchase agreement attached as an exhibit to the Offering Statement of which this Offering Circular is a part.  That form of purchase agreement provides that the purchase price for a Project will be equal to 1.12 times the total development funding received from investors in SCS.  There would be a separate production company established for each fully-developed Project. Any such sale of a Project will be contingent on the production company’s receipt of sufficient production financing.

Each Investor in Class A Profits Units would be entitle to receive aggregate preferred returns, payable on a pro rata basis with holders of Class CF Profits Units and in priority to any other distributions or the payment of the Service Fee to the Manager, in an amount determined by the number of Projects that are successfully developed and sold to a production company, as follows:

•Following the first sale of a Project by SCS, a preferred return equal to 36.66% of such Profits Member’s total Capital Contributions (i.e. his or her original aggregate purchase price) related to such Class A Profits Units,

•Following the second sale of a Project by SCS, a preferred return equal to 73.32% of such Profits Member’s total Capital Contributions related to such Class A Profits Units, and

•Following the third sale of a Project by SCS, a preferred return equal to 110% of such Profits Member’s total Capital Contributions related to such Class A Profits Units.

For example, if SCS only sells one Project to a production company and fails to sell any other Projects, the total amount of the preferred return payable to a holder of Class A Profits Units that he or she purchased for $1,000 would be equal to $366.60, or 36.66%, and if all three Projects are sold, the total amount of his or her preferred return would be equal to $1,100.00 .

Holders of Class CF Profits Units outstanding as of the date hereof are entitled to preferred returns, payable on a pro rata basis with holders of Class A Profits Units, based on the same three-tiered approach and representing, in the aggregate, 373,569 following the sale of each Project, or, $1,120,707 if all three Projects are sold.  The Series is not authorized to issue any additional Class CF Profits Units.

The sale of a Project to a production company will only occur once the Project has been fully developed and packaged (i.e. securing a screenwriter, distributor-approved director and cast and production completion bond) to provide sufficient collateral to secure production financing for the production company, currently estimated to be $60,000,000 per Project.

Although the Company expects that the purchase price for each Project will enable the Series to pay these preferred returns shortly following the sale of each Project, the Company’s ability to pay these or any distributions, as well as the timing of any such distributions, may be limited by the Delaware Limited Liability Company Act.  The Delaware limited Liability Company Act would generally prohibit distributions to Series Members if, after giving effect to the distribution, the liabilities of the Series or the Company exceed the fair value of the assets of the Series or the Company.

Distributions of Distributable Cash

Provided that the Series has either issued the maximum number of Class A Profits offered hereby (or has otherwise determine to cease issuing additional SCS Profits Units) and the preferred return payable with respect to the SCS Profits Units has been paid in full, holders of SCS Profits Units will be entitled to receive, on a pro rata basis, 50% of the Distributable Cash of the Series and the Manager will be entitled to receive the other 50% of Distributable Cash as a Service Fee.

“Distributable Cash” means all monies actually received by SCS, including in connection with the worldwide exhibition of any of SCS’s film Projects in all mediums inclusive of those known and those hereafter devised, and all markets, net of an industry standard reserve percentage to cover residual payments as required by applicable guild and/or union agreements (by way of an example, the Screen Actors Guild and the Writers Guild of America), sales fees/sales expenses, and third-party sales and distribution-related contractual expenses and costs, deferments approved by the Manager, industry-standard development and production contractual obligations (including financing repayment obligations), non-investor third-party net profit payments, if any, and development sunk costs reimbursements, if any; minus the base distributions discussed above, all operating expenses of SCS (to the extent not duplicative) and any reserves (to the extent not duplicative) in amounts determined by the Manager, to cover the payment of all current or future expenses, liabilities and obligations of SCS and contingencies, as applicable.

Under the form of purchase agreement for each Project, the Series itself would be entitled to receive 50% of the profits of the distribution company, if any.  The Manager will evaluate Distributable Cash at such intervals as it determines in its sole discretion.

Voting

Profits Members are not entitled to vote on any matter related to the Company or any of its Series, including SCS. The Manager is the sole member of the Company and the sole voting member (i.e. the sole holder of voting Membership Units) of each of its Series.  In addition to the broad powers granted to the Manager over the Company and each Series, nearly all actions that require Member approval only require a majority of the voting Membership Units to vote in favor, i.e. the Manager as the sole holder of such Units. As a result, the holders of Profits Units will not have any voting or consent rights with respect to:

•amendments to the Operating Agreement or the Series Agreement, including any amendment that would have a material adverse effect on the rights or preferences of any Units, including Profits Units;

•changing the term of the Company or providing another person with the right to dissolve the Company,

•removal of the Manager upon the Manager’s willful misconduct, or

•dissolve the Company or any Series.

Consent of the relevant holder of Profits Units would be required to enlarge the obligations of such holder, with very limited exceptions.

Liquidation

In connection with the liquidation of the Company or a Series, whether as a result of the dissolution of the Company or the termination of such Series, the liquidator (which may be the Manager) shall proceed to dispose of the assets of the Series, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the liquidator, subject to the Delaware Limited Liability Company Act.

With respect to any liability that is contingent, conditional, or unmatured, or is otherwise not yet due and payable, the liquidator shall either settle such claim for such amount as it deems appropriate or establish a reserve for its payment. When paid, any unused portion of the reserve shall be applied to other liabilities or distributed as additional liquidation proceeds.  All property and all Distributable Cash in excess of that required to discharge liabilities of the Series or the Company shall be distributed to the holders of the Units of the Series and to the Manager (as a Service Fee) as provided under “– Distributions” above.

Restrictions on Transfer

No Units, or any rights to distributions therefrom, may be transferred unless the Manager approves such proposed transfer.  Transfers made without such approval will be void and not binding upon the Company, any Series, any Member, or any Series Member.  The Manager may withhold its consent to the admission of any person as a Member or Series Member for any reason, including, without limitation, if it determines in its sole discretion that such admission could:

•result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any units of a Series, unless such units have been registered under the Exchange Act or the Company is otherwise an Exchange Act reporting company,

•cause such person’s holdings to be in excess of the Aggregate Ownership Limit (as defined below),

•adversely affect the Company or any Series or subject the Company, the Manager, any Series, or any of their respective affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company, or subject the Company, the Manager, any Series, or any of their respective affiliates to any tax to which it would not otherwise be subject,

•result in the Company being required to register as an investment company under the Investment Company Act,

•cause the Manager or any of its affiliates to be required to register under the Investment Advisers Act,

•cause the assets of the Company to be treated as “plan assets” as defined in Section 3(42) of ERISA, or

•result in a loss of:

o“partnership” or “disregarded entity” status, as applicable, for the Company for U.S. federal income tax purposes or the termination of the Company for U.S. federal income tax purposes or ocorporation taxable as an “association” status for U.S. federal income tax purposes of any Series or termination of any Series for U.S. federal income tax purposes.

“Aggregate Ownership Limit” means, in respect of a transfer, not more than 19.99% of the aggregate outstanding units of a Series, which may be waived by the Manager in its sole discretion.

Right of First Refusal

If at any time any Series Member desires to transfer all or any part of his/her/its units pursuant to a bona fide offer from a third party, the Company, the applicable Series, or the Manager may acquire all or any portion of such units for the same price and upon the same terms and conditions.

Drag-Along Provisions

If at any time the holder of the majority of Company Units or the majority of the Membership Units of any Series (which is currently our Manager in both cases) receives an offer from a third party to buy all or a portion of its Units, and it desires to accept the offer, such holder (the Manger) has the right to require that each other member of the Company or Series Member of the applicable Series participate pro rata in the sale upon substantially the same terms and conditions.

Redemption

The Company or applicable Series has the option, but not the obligation, as determined by the Manager in its sole discretion, to purchase all or a portion of a Series Member’s Units for their fair market value, as determined by the Manager in good faith using its reasonable business judgment, upon the happening of any of the following events:

•the long-term incapacity of a Series Member or a natural person that controls a Series Member that is an association, partnership, or other entity;

•expulsion or dissociation of a Series Member pursuant to the Delaware Limited Liability Company Act;

•the inability or refusal of a Series Member to pay his/her/its debts generally as they become due;

•any assignment of units by a Series Member for the benefit of the Series Member’s creditors in violation of the terms of the Operating Agreement or applicable Series Agreement;

•the filing by a Series Member of a voluntary petition in bankruptcy or similar insolvency proceedings;

•the irrevocable dissolution or termination of a Series Member who is an association, partnership, or other entity; provided, however, the foregoing does not include the domestication of any entity that is a Series Member or the conversion of such entity to another entity type, or

•the filing against a Series Member of an involuntary petition in bankruptcy or similar insolvency proceeding that is not dismissed within sixty (60) days.

Other Provisions of Note

Capital Contributions

Profits Members are not required to make additional contributions to the Company or any of its Series.

On-Screen Credits

SCS Profits Members who invest at least $250 in the Offering are entitled to an on-screen credit for each motion picture Project associated with SCS. This credit will appear in each motion picture Project's end-credits.

Choice of Law and Dispute Resolution

Because the nature of the Company and its Series is to generate profits to share with its Series Members, the Company believes it is important that a Series Member’s dispute with the Company, the Manager, and/or other Series Members is not allowed to diminish the profits available to other Series Members or resources necessary to operate the Company or its Series. In the event of a dispute, claim, question, or disagreement among Series Members or between the Company, the Manager and/or one or more Series Members, or any other parties to the Operating Agreement or to a Series Agreement, arising from or relating to the Operating Agreement, any Series Agreement, the breach thereof, or any associated transaction, or to interpret or enforce any rights or duties under the Delaware Limited Liability Company Act (each of the foregoing, a “Dispute”), except allegations of violations of federal or state securities laws, the Manager, Member, and Series Members will resolve such Dispute by strictly adhering to the procedures set forth in the Operating Agreement, which are summarized below.

•Negotiation. Written notice of a Dispute must be sent to the Manager or Series Member by the aggrieved party and the parties are required to use their best efforts to settle any Dispute through negotiation before resorting to any other means of resolution. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to all parties thereto. If, within a period of sixty (60) days after written notice of such Dispute has been served by a party on the other, the parties have not reached a negotiated solution, then upon further notice by either party, the Dispute will be submitted to arbitration

•Arbitration. Any Dispute that remains unresolved after good faith negotiation shall be settled by binding arbitration in Los Angeles, California, in accordance with the Independent Film & Television Alliance Rules for International Arbitration then in effect, or any successor thereto. Judgment on the award rendered by the arbitrator(s) shall be final and may be entered in any court having jurisdiction thereof.

Notwithstanding the foregoing, upon unanimous consent of all parties to a Dispute, or as may be required to effect enforcement of this Agreement by the Manager, the disputing party may initiate a litigation in lieu of mediation and arbitration. Any such suit, action, or proceeding shall be brought in Los Angeles, California or in the Chancery Court in the State of Delaware, and each Series Member consents to the jurisdiction of the courts located in Los Angeles, California or the Chancery Court in the State of Delaware (and of the appropriate appellate courts therefrom) in any suit, action, or proceeding, and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding that is brought in any such court has been brought in an inconvenient forum.

Furthermore, each Investor, by investing in Profits Units and any transferee or assignee thereof, waives any right to a jury trial as to any matter under the Operating Agreement or any Series Agreement or in any other way relating to the Company or its Series or the relations under the Operating Agreement or otherwise as to the Company or its Series as between or among any said persons.

One Door Studios Entertainment Properties LLC

Unaudited Financial Statements

Periods Ended June 30, 2022 and December 31, 2021

OneDoor Studio Entertainment Properties LLC

BALANCE SHEETS

June 30, 2022 and December 31, 2021

(Unaudited)

	June 30, 2022			December 31, 2021
	Series Calculated Sequels	Unallocated	Consolidated	Unallocated	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$705,739	$-	$705,739	$-	$-
Total Current Assets	705,739	-	705,739	-	-

Other Assets
Motion Picture Option fees	66,325	-	66,325	-	-
Total Other Assets	66,325	-	66,325	-	-

Total Assets	$772,064	$-	$772,064	$-	$-

LIABILITIES AND MEMBER'S EQUITY
Current Liabilities
Due to Calculated Development	$175,416	$-	$175,416	$-	$-
Due to Member	66,325	-	66,325	-	-
Total Current Liabilities	241,741	-	241,741	-	-

Long-Term Liabilities	-	-	-		-
Total Liabilities	241,741	-	241,741	-	-

Member's Equity
Capital contributions advance	705,739	-	705,739	-	-
Retained earnings/ (Accumulated deficit)	(175,416)	-	(175,416)	-	-
Total Member's Equity	530,323	-	530,323	-	-

Total Liabilities and Member's Equity	$772,064	$-	$772,064	$-	$-

No Assurance Provided - Compilation Engagement Only

OneDoor Studio Entertainment Properties LLC

INCOME STATEMENTS

For the Periods Ended June 30, 2022 and December 31, 2021

(Unaudited)

	June 30, 2022			December 31, 2021
	Series Calculated Sequels	Unallocated	Consolidated	Unallocated	Consolidated
Revenues	$-	$-	$-	$-	$-
Cost of revenues	-	-	-	-	-
Gross Profit	-	-	-	-	-

Operating Expenses
General and administrative	20,702	-	20,702	-	-
Professional fees	103,734	-	103,734	-	-
Advertising and marketing	46,083	-	46,083	-	-
Development Talent	4,896	-	4,896	-	-
Total Operating Expenses	175,416	-	175,416	-	-

Net Income (Loss)	$(175,416)	$-	$(175,416)	$-	$-

No Assurance Provided - Compilation Engagement Only

OneDoor Studio Entertainment Properties LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

For the Periods Ended June 30, 2022 and December 31, 2021

(Unaudited)

	Series Calculated Sequels	Unallocated	Consolidated
Balance as of December 20, 2021	$-	$-	$-

Net Income (Loss)	-	-	-

Balance as of December 31, 2021	-	-	-

Crowdfunding contributions advance	705,739	-	705,739
Net Income (Loss)	(175,416)	-	(175,416)

Balance as of June 30, 2022	$530,323	$-	$530,323

No Assurance Provided - Compilation Engagement Only

OneDoor Studio Entertainment Properties LLC

STATEMENTS OF CASH FLOWS

For the Periods Ended June 30, 2022 and December 31, 2021

(Unaudited)

	June 30, 2022			December 31, 2021
	Series Calculated Sequels	Unallocated	Consolidated	Unallocated	Consolidated
Cash Flows from Operating Activities
Net Income (Loss)	$(175,416)	$-	$(175,416)	$-	$-
Changes in operating assets and liabilities	-	-	-	-	-
Net cash provided by (used in) operating activities	(175,416)	-	(175,416)	-	-

Cash Flows from Investing Activities
Purchase of motion picture options	(66,325)	-	(66,325)	-	-
Net cash used in investing activities	(66,325)	-	(66,325)	-	-

Cash Flows from Financing Activities
Advances from affiliates	175,416	-	175,416	-	-
Advances from member	66,325	-	66,325	-	-
Capital contribution advances	705,739	-	705,739	-	-
Net cash provided by (used in) financing activities	947,480	-	947,480	-	-
Net change in cash and cash equivalents	705,739	-	705,739	-	-

Cash and cash equivalents at beginning of period	-	-	-	-	-
Cash and cash equivalents at end of period	$705,739	$-	$705,739	$-	$-

No Assurance Provided - Compilation Engagement Only

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

OneDoor Studios Entertainment Properties LLC, (which may be referred to as the “Company”, “we,” “us,” or “our”) develops, produces, and distributes motion pictures. The Company was incorporated in Delaware on December 20, 2021. The Company’s headquarters are in Santa Barbara, California.

OneDoor Studios LLC (“1DS LLC”) is the sole manager of the Company . The Company is the umbrella/parent LLC which will house future series LLCs for each film as they are formed. Each company will maintain its own books and records.

In January 2022, the Company created Series Calculated Sequels as a series of the Company.  In March 2022, the Company and the Manager entered into a Series Agreement setting forth terms specific to the series.  In April 2022, the series was converted from a protected series to a registered series under Delaware law and its name was changed to OneDoor Studios Entertainment Properties LLC Series Calculated Sequels (“SCS”).

The financials presented are reflective of the balances of the Company and its underlying series LLC as of June 30, 2022 and December 31, 2021.

Since inception, the Company has relied on contributions from owners to fund its operations. As of June 30, 2022 the Company has incurred an operating loss and will likely incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from additional capital raises, (See Note 7) and funds from revenue producing activities, if and when such can be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

(Unaudited)

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

● Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

● Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

● Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurements as of June 30, 2022 and December 31, 2021.

Income Taxes

The Company is taxed as a passthrough entity and is disregarded for federal income tax purposes. No income taxes are levied on the Company, rather such taxes are levied on the individual members. Therefore, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The company is still pre-revenue and has not yet recognized revenue.

Organizational Costs

In accordance with FASB ASC  720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FILM DEVELOPMENT

Thus far, development costs incurred include the balance due to OneDoor Studios LLC (the Company’s member) for option fees incurred to acquire the motion picture and series rights to the books SIMULATED and ACTIVATED.  These costs are capitalized until the film is ready for amortization, consistent with ASC 926, Entertainment—Films—Other Assets—Film Costs.

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

(Unaudited)

NOTE 4 – DUE TO AFFILATE & MEMBER

The Company’s operations were financed by Calculated Development, LLC, an entity owned by One Door Studios LLC.  During the six months ended June 30, 2022 Calculated Development paid for Company expenses totaling $175,416.  Repayment is expected within the next twelve months.

In June 2022, OneDoor Studios Entertainment Properties LLC Series Calculated Sequels purchased the motion picture and series rights to the books SIMULATED and ACTIVATED for $66,325 from OneDoor Studios, LLC.

NOTE 5 – EQUITY

The authorized Units that the Company or its Series has authority to issue consist of such number of Units and such class of Units, which may be common, preferred, profits interest, incentive, performance, or other units, whether voting or nonvoting, as determined by the Manager from time to time.

Company Units

The Company is authorized to sell and issue Company Units. Each “Company Unit” represents a voting interest in the Company and is entitled to (A) allocations of Profits and Losses of the Company and Distributions of Distributable Cash of the Company as declared in accordance with this Agreement, and (B) one (1) vote on all matters to be voted upon by the Member(s) of the Company.

Series Membership Units

Each Series is authorized to sell and issue Membership Units. Each “Membership Unit” represents a voting interest in an applicable Series, and is entitled to (A) allocations of Profits and Losses of such Series and Distributions of Distributable Cash of such Series as declared in accordance with this Agreement and/or the applicable Series Agreement for such Series, and (B) one (1) vote on all matters to be voted upon by such Series’ Voting Member(s).

Series Profits Units

Each Series is authorized to sell and issue Profits Units. Each “Profits Unit” represents a non-voting, solely economic interest in an applicable Series, and is entitled to only allocations of Profits and Losses of such Series and Distributions of Distributable Cash of such Series as declared in accordance with this Agreement and/or the applicable Series Agreement for such Series.

As of June 30, 2022, the Company has issued 1 Company Unit to One Door Studios, LLC and received advances for Class CF SCS series profit units in totaling $705,739 (See Note 7).

As of December 31, 2021, the Company has issued 1 Company Unit to One Door Studios, LLC.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

(Unaudited)

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7 – SUBSEQUENT EVENTS

Series Creation

In July 2022, the Company created OneDoor Studios Entertainment Properties LLC Series Messiah (“Series Messiah”) and OneDoor Studios Entertainment Properties LLC Series Cyrus (“Series Cyrus”), each as a registered series of the Company.  These two entities had no operations or business activities to the date of Management’s review.

Amendment to the Company’s Limited Liability Company Agreement and the Series Agreement of SCS

In January 2023, the Company amended and restated the Series Agreement of SCS to (1) reclassify its Profits Units issued in its Crowdfunded Offering as Class CF Profits Units of which 9,424.61 of such units are authorized, (2) to create an additional class of Profits Units, Class A Profits Units, and authorize 150,000 of such units and (3) to make certain clarifying amendments to provisions of the Series Agreement.

In January 2023, the Company amended and restated its limited liability company agreement to make certain clarifying amendments.

Crowdfunding Offering

The Company concluded its Crowdfunded Offering of Profit Units in SCS in August 2022 and issued a total of 9,424.61 Profit units.  In total the Company received $895,338, net of fees totaling $47,123.

Regulation A Offering

The Company intends to offer additional Class A Profit Units up to $15,000,000 or 150,000 units pursuant to Regulation A under the Securities Act (the “Regulation A Offering”).

The Company’s Series Regulation A funding offering will be made through the company website, OneDoorStudios.com.

No Class A Profits Units have been issued to date.

Management’s Evaluation

Management has evaluated subsequent events through January 6, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

One Door Studios Entertainment Properties LLC

(a Delaware Series Limited Liability Company)

Audited Financial Statements

Period of December 20, 2021 (Inception)

through December 31, 2021

Audited by:

TaxDrop LLC

A New Jersey CPA Company

One Door Studios Entertainment Properties LLC

Independent Auditor's Report

January 6, 2023

To: Management of OneDoor Studios Entertainment Properties LLC

Attn: Jason Brents, CEO

Re: 2021 Financial Statement Audit – OneDoor Studios Entertainment Properties LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of OneDoor Studios Entertainment Properties LLC, which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the period then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of OneDoor Studios Entertainment Properties LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of OneDoor Studios Entertainment Properties LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

As described in Note 2, Restatements, the Company has revised its financial statements to correct an error in the presentation and valuation of member’s units in equity. The previously issued financial statements as of December 31, 2021 have been restated. Our opinion is not modified with respect to this matter

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about OneDoor Studios Entertainment Properties LLC’s ability to continue as a going concern.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of OneDoor Studios Entertainment Properties LLC’s internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about OneDoor Studios Entertainment Properties LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC Robbinsville,

New Jersey January 6, 2023

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.

BALANCE SHEET

As of December 31, 2021

(Audited)

ASSETS	2021

Current Assets
Cash and cash equivalents	$-
Total Current Assets	-

Other Assets	-
Total Other Assets	-
Total Assets	$-
LIABILITIES AND MEMBERS' EQUITY

Current Liabilities
Accounts Payable	$-
Total Current Liabilities	-

Long-Term Liabilities	-
Loans	-
Total Long-Term Liabilities	-

Other Liabilities	-

Total Liabilities	-
MEMBER’S EQUITY
Capital contributions	-
Retained earnings (Accumulated deficit)	-
Total Member’s Equity	-

Total Liabilities and Member’s Equity	$-

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.

Income Statement

For the Period from December 20, 2021 (Inception) to December 31, 2021

(Audited)

2021
Revenues	$-
Cost of revenues	-
Gross profit (loss)	-

Operating expenses
General and administrative	-
Professional fees	-
Advertising	-
Total operating expenses	-

Other Income
Other income/expense	-
Total Other Income	-

Net Income (Loss)	$-

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.

STATEMENT OF MEMBER'S EQUITY

For the Period from December 20, 2021 (Inception) to December 31, 2021

(Audited)

	Member Units	Capital Contributions	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Balance as of December 20, 2021 (Inception)	-	$-	$-	$-
Issuance of Member Units	1	-	-	-
Net Income (Loss)	-	-	-	-
Balance as of December 31, 2021	1	$-	$-	$-

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.

STATEMENT OF CASH FLOWS

For the Period from December 20, 2021 (Inception) to December 31, 2021

(Audited)

2021
Cash Flows from Operating Activities
Net Income (Loss)	$-
Changes in operating assets and liabilities:
Increase (Decrease) in other assets	-
Increase (Decrease) in accounts payable	-
Net Cash provided by (used in) operating activities	-

Cash Flows from Investing Activities
Net cash used in investing activities	-

Cash Flows from Financing Activities
Net cash used in financing activities	-
Net change in cash and cash equivalents	-

Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$-

NOTE 1 – NATURE OF OPERATIONS

OneDoor Studios Entertainment Properties LLC, (which may be referred to as the “Company”, “we,” “us,” or “our”) develops, produces, and distributes motion pictures. The Company was incorporated in Delaware on December 20, 2021. The Company’s headquarters are in Santa Barbara, California.

OneDoor Studios LLC (“1DS LLC”) is the sole manager of the Company. The Company is the umbrella/parent LLC which will house future series LLCs for each film as they are formed. Each series company will maintain its own books and records and, as of December 31, 2021, have not engaged in any intercompany transactions. The financials presented are reflective of the balances of the Company as no underlying series LLCs existed as of December 31, 2021.

Since inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2021, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and Reg A+ capital campaign (see Note 5).

NOTE 2 – RESTATEMENT

Restatement

Upon subsequent discovery of facts existing at the date of the auditor’s report, the Company has restated its equity section of the balance sheet to correct units issued and outstanding, which were previously incorrectly stated. The Company previously incorrected stated that it had 72,000 member units issued and outstanding, for a capital contribution equivalent that was not yet paid of $7,200,000, as of December 31, 2021. The financials herein list the corrected balance which is 1 member unit issued and outstanding as of December 31, 2021, with a capital contribution equivalent of $0.

NOTE 3 – BASIS OF PRESENTATION, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. The Company had $0 of cash and cash equivalents as of December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2021.

Income Taxes

The Company is taxed as a passthrough entity and is disregarded for federal income tax purposes. No income taxes are levied on the Company, rather such taxes are levied on the individual members. Therefore, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The Company is still pre-revenue and has not yet recognized revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – EQUITY

The authorized Units that the Company or its Series has authority to issue consist of such number of Units and such class of Units, which may be common, preferred, profits interest, incentive, performance, or other units, whether voting or nonvoting, as determined by the Manager from time to time.

Company Units

The Company is authorized to sell and issue Company Units. Each “Company Unit” represents a voting interest in the Company and is entitled to (A) allocations of Profits and Losses of the Company and Distributions of Distributable

Cash of the Company as declared in accordance with this Agreement, and (B) one (1) vote on all matters to be voted upon by the Member(s) of the Company.

Series Membership Units

Each Series is authorized to sell and issue Membership Units. Each “Membership Unit” represents a voting interest in an applicable Series, and is entitled to (A) allocations of Profits and Losses of such Series and Distributions of Distributable Cash of such Series as declared in accordance with this Agreement and/or the applicable Series Agreement for such Series, and (B) one (1) vote on all matters to be voted upon by such Series’ Voting Member(s).

Series Profits Units

Each Series is authorized to sell and issue Profits Units. Each “Profits Unit” represents a non-voting, solely economic interest in an applicable Series, and is entitled to only allocations of Profits and Losses of such Series and Distributions of Distributable Cash of such Series as declared in accordance with this Agreement and/or the applicable Series Agreement for such Series.

As of December 31, 2021, the Company has issued 1 Company unit to its sole member, One Door Studios, LLC.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 6 – SUBSEQUENT EVENTS

Series Creation

In January 2022, the Company created Series Calculated Sequels as a series of the Company. In March 2022, the Company and the Manager entered into a Series Agreement setting forth terms specific to the series. In April 2022, the series was converted from a protected series to a registered series under Delaware law and its name was changed to OneDoor Studios Entertainment Properties LLC Series Calculated Sequels (“SCS”).

In July 2022, the Company created OneDoor Studios Entertainment Properties LLC Series Messiah (“Series Messiah”) and OneDoor Studios Entertainment Properties LLC Series Cyrus (“Series Cyrus”), each as a registered series of the Company. These two entities had no operations or business activities to the date of Management’s review.

Film Development Rights

In June 2022, OneDoor Studios Entertainment Properties LLC Series Calculated Sequels purchased the motion picture and series rights to the books SIMULATED and ACTIVATED for $66,325 from OneDoor Studios, LLC.

Amendment to the Company’s Limited Liability Company Agreement and the Series Agreement of SCS

In January 2023, the Company amended and restated the Series Agreement of SCS to (1) reclassify its Profits Units issued in its Crowdfunded Offering as Class CF Profits Units of which 9,424.61 of such units are authorized, (2) to create an additional class of Profits Units, Class A Profits Units, and authorize 150,000 of such units and (3) to make certain clarifying amendments to provisions of the Series Agreement.

In January 2023, the Company amended and restated its limited liability company agreement to make certain clarifying amendments.

Crowdfunding Offering

The Company concluded its Crowdfunded Offering of Profit Units in SCS in August 2022 and issued a total of 9,424.61 Profit units. In total the Company received $895,338, net of fees totaling $47,123.

Regulation A Offering

The Company intends to offer additional Class A Profit Units up to $15,000,000 or 150,000 units pursuant to Regulation A under the Securities Act (the “Regulation A Offering”).

The Company’s Series Regulation A funding offering will be made through the company website, OneDoorStudios.com.

No Class A Profits Units have been issued to date.

Management’s Evaluation

Management has evaluated subsequent events through January 6, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.